Exhibit 99.1

hydro One

Notice of 2021 Annual Meeting of Shareholders

To be held on **May 26, 2021**
and Management Information Circular

Your vote matters

Please take a moment to vote. Your participation as a shareholderis important to us.

Notice of 2021 Annual Meeting of Shareholders and Availability of Proxy Materials

Hydro One Limited (Hydro One or the company) is providing you with electronic notice and access to its management information circular (the circular) for the company’s 2021 annual meeting of shareholders (the meeting) instead of mailing out paper copies, as permitted by applicable Canadian securities laws. Electronic delivery is environmentally friendly and saves money. All shareholders are reminded to review the circular before voting. If you have questions about the notice and access, please call 1-877-907-7643 toll-free within North America, for service in English or French or by email at noticeandaccess@broadridge.com. This notice provides details of the date, time and means of accessing the meeting, including matters to be voted on at the meeting. Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy and/or to access the virtual shareholders meeting using your unique 16-digit control number.

Notice is hereby given that an annual meeting of shareholders of Hydro One will be held:
When: Wednesday, May 26, 2021 9:30 a.m. – 11:00 a.m. (Eastern Time) Where: Virtual shareholders meeting via live audio webcast online at www.virtualshareholder meeting.com/Hydro12021

The purpose of the meeting is to:

•	Receive Hydro One’s 2020 audited consolidated financial statements together with the report of the external auditors on those statements

•	Elect directors to the board for the ensuing year

•	Appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration

•	Consider a say on executive pay shareholder resolution

•	Transact any other business as may properly come before the meeting

How can I access the virtual shareholders meeting?

You will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. The meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.

Detailed information on how shareholders can participate in and vote at the meeting is available starting on page 7 of the accompanying circular.

Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to participate in and vote at the meeting, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder may still access the meeting and ask questions. Guests may attend the virtual meeting but are required to register and will not be able to vote at the meeting or ask questions.

Shareholders will not be able to attend this year’s meeting in person. Shareholders participating in the virtual shareholders meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is the shareholder’s responsibility to ensure internet connectivity for the duration of the meeting.

Why is this year’s annual general shareholders meeting virtual-only?

We have decided to hold the annual general shareholders meeting again virtually via a live online audio webcast this year due to the continuing public health impact of the coronavirus (COVID-19). This measure is a prudent step to ensure the health and safety of our shareholders, employees and communities.

ii Hydro One Limited | 2021 Management Information Circular

How do I get an electronic copy of the circular?

Electronic copies of the circular may be accessed online on Hydro One’s website at www.hydroone.com/ investor-relations/agm or under the Hydro One Limited profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. You can also access our 2020 annual report (the annual report) in the same manner.

How do I get a paper copy of the circular?

In addition to being able to quickly view or print the circular and/or annual report online at our website, shareholders can request that a paper copy of either or both documents be sent by regular postal delivery, free of charge. Requests may be made by phone, email or online using the methods below.

By phone (English/French): 1-877-907-7643 (toll-free within North America)

or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)

Online: www.proxyvote.com (enter the control number located on the voting instruction form).

To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting, you should make your request before 5:00 p.m. (Eastern Time) on May 14, 2021. For requests received on or after the date of the meeting, a paper copy will be mailed to you within 10 calendar days after receiving your request. The meeting materials will also remain available at www.proxyvote.com for a period of at least one year after SEDAR filing.

How do I vote my shares?

Shareholders attending the virtual shareholders meeting can vote at the meeting. Detailed information on how shareholders can participate in and vote at the meeting starts on page 7 of the accompanying circular. You may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy or voting instruction form in order to vote.

Internet voting	For all shareholders, registered and non-registered (beneficial), go to www.proxyvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the envelope provided

To be valid, shareholders must return their proxies using one of the above applicable methods to Broadridge Financial Solutions Inc. (Broadridge), by no later than 9:30 a.m. (Eastern Time) on May 21, 2021 (the proxy deadline) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Non-registered shareholders should return their voting instruction forms to their intermediary using one of the above methods at least one business day in advance of the proxy deadline.

Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One’s board of directors.

DATED at Toronto, Ontario this 13th day of April, 2021. By order of the board of directors

Maureen Wareham

Corporate Secretary

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING

Hydro One Limited | 2021 Management Information Circular iii

Letter from the Chair of the Board

Dear Shareholder,

You are invited to attend Hydro One Limited’s annual meeting of shareholders (the meeting), on Wednesday May 26, 2021 at 9:30 a.m. (Eastern time). This year’s meeting will be held, in a virtual-only format via live online audio webcast available online at www.virtualshareholdermeeting.com/hydro12021.

We have decided to hold the annual general shareholders meeting again virtually this year due to the continuing public health impact of the coronavirus (COVID-19). This measure is a prudent step to ensure the health and safety of our shareholders, employees and communities and affords all of our shareholders the ability to participate in the annual general shareholders meeting, regardless of their geographic location. We look forward to holding our next annual general shareholder meeting in person while also maintaining the virtual component. This will ensure we continue to provide attendance accessibility to all shareholders.

At this meeting, you will be voting on several important matters, so please take the time to carefully consider the information set out in the accompanying management information circular. You will also have an opportunity to ask questions. Your vote is important. We strongly encourage you to use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

Sincerely,

iv Hydro One Limited | 2021 Management Information Circular

Table of Contents

1	BUSINESS OF THE MEETING	2	CORPORATE GOVERNANCE	3	EXECUTIVE COMPENSATION

Items of Business	3	Hydro One’s Corporate Governance Practices	28	Letter to Shareholders	56
1. Financial Statements	3	The Governance Agreement and the July 11, 2018 Letter		Compensation Discussion and Analysis	60
2. Election of Directors	3	Agreement with the Province	29
3. Appointment of External Auditors	4	Board Structure	30	Other information
4. Say on Pay	5	Quorum	31	Directors’ and Officers’ Liability Insurance	98
Information About Voting	6	Position Description	31	Indebtedness of Directors, Officers and Employees	98
About the Nominated Directors	14	Nomination of Directors	32	Interest of Informed Persons in Material Transactions	98
What We Expect from Our Directors	14	Independence	34	Interest of Certain Persons in Matters to be Acted Upon	98
Our Director Nominees at a Glance	15	Ethical Business Conduct	34	Shareholder Proposals and Nominations	99
Director Profiles	15	Skills and Experience of the Board	35	Other Business	99
Director Compensation	22	Term Limits	37	Additional Information	99
Director Compensation Table	23	Limit of Directorships	37
Non-Employee Director Share Ownership Requirements and Equity Ownership	23	Board Interlocks	37	Schedule “A” Hydro One Limited Mandate for the Board of Directors	100
Board/Committee Memberships & Meeting Attendance	25	Majority Voting Policy	38
In Camera Meetings	27	Diversity and Inclusion at Hydro One	38
Cease Trade Orders and Bankruptcies	27	Succession Planning and Talent Management	40
Penalties or Sanctions	27	Board Assessments	41
		Orientation and Continuing Education	42
		Board Priorities	44
		The Board’s Role in Strategy	44
		Enterprise Risk Management	45
		Stakeholder Engagement	47
		Public Disclosure of Governance Materials	49
		Internal Controls and Management Information Systems	49
		Committee Reports	50

Hydro One Limited | 2021 Management Information Circular 1

2021 Management

Information

Circular

You have received this circular because you owned Hydro One common shares as of the close of business on March 31, 2021 (the record date), and have the right to vote at our annual meeting.

Management is soliciting your proxy for the shareholder meeting on May 26, 2021.

In this document:

●	we, us, our, the company and Hydro One mean Hydro One Limited
●	you and your mean holders of our common shares
●	common shares and shares mean the common shares of Hydro One
●	AGM and shareholder meeting mean annual general meeting of shareholders

This document tells you about the AGM and governance and compensation matters at Hydro One. We have organized it into separate sections to make it easier to find what you are looking for, and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered owners and for beneficial owners, other than beneficial owners who object to their name and address being given to the company. We are soliciting proxies mainly by mail, but you may also be contacted by phone, mail or in person by employees of Hydro One. We may also engage solicitation agents at a nominal cost to contact you.

The date of this circular is April 13, 2021 but all information in the circular is provided as of March 31, 2021 and all dollar amounts are in Canadian dollars, unless indicated otherwise.

All references to financial results are based on Hydro One’s financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). References in this circular to the meeting include any postponement(s) or adjournment(s) that may occur.

BUSINESS OF THE MEETING	CORPORATE GOVERNANCE	EXECUTIVE COMPENSATION

Read about the four items of business and how to vote your shares	Learn about our governance practices	See how we compensated our Named Executive Officers in 2020 and why

pages 3-27	pages 28-54	pages 55-97

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	1	BUSINESS OF THE MEETING
Business of
the Meeting

Items of Business

As set out in the notice of meeting, shareholders of Hydro One will be asked to receive or consider the following matters at the meeting:

1	Financial Statements

The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2020 and the report of the external auditors on the financial statements will be received.

2	Election of Directors

The company’s board of directors (the board) currently comprises 11 directors. The directors, with the exception of Ms. Mowbray, were elected at the company’s May 8, 2020 annual general meeting of shareholders. Ms. Mowbray was appointed to the board effective July 23, 2020.

At the company’s 2021 AGM, shareholders will be asked to elect 11 directors (the nominated directors) in accordance with Hydro One’s majority voting policy.

All directors elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other details about the nominees for election as directors are provided starting on page 14.

The board recommends that you vote FOR the election to the board of each of the nominated directors.

The table below summarizes the 2020 voting results for each of the nominated directors who are standing for re-election at the 2021 annual general meeting of shareholders.

2020 Director Nominee Voting Results	Votes For (%):	Votes Withheld (%):
Cherie Brant	99.92	0.08
Blair Cowper-Smith	99.91	0.09
David Hay	99.92	0.08
Timothy Hodgson (chair)	99.91	0.09
Jessica McDonald	99.85	0.15
Mark Poweska	99.92	0.08
Russel Robertson	99.22	0.78
William Sheffield	99.92	0.08
Melissa Sonberg	99.92	0.08
Susan Wolburgh Jenah	99.92	0.08

Majority Voting Policy

The board has adopted a majority voting policy for the election of directors. In an uncontested election, any nominee for director who receives more withheld votes than for votes is required to immediately tender his or her resignation for consideration by the board. For more information on our Majority Voting Policy see page 38.

Hydro One Limited | 2021 Management Information Circular 3

BUSINESS OF THE MEETING

3

Appointment of External Auditors

The external auditor of Hydro One is KPMG LLP (KPMG), Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One’s principal subsidiary (Hydro One Inc.) since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of Hydro One to fix their remuneration.

The aggregate fees billed by KPMG to Hydro One and its subsidiaries in 2020 and 2019 for professional services are presented below:

	Year ended, December 31, 2020	Year ended December 31, 2019
Audit Fees(1)	$2,218,510	$1,782,600
Audit-Related Fees(2)	$338,965	$336,400
Tax Fees(3):
Tax Compliance and SR&ED Claim	$—	$35,000
General Tax Advice	$15,750	$6,762
Other Fees	$—	$—
Total	$2,573,225	$2,160,762

2020 amounts presented are inclusive of Technology and Support Charge

Notes:

1.

The nature of the services rendered was: audit of annual financial statements of the company and its subsidiaries, statutory and regulatory filings including IFRS reporting to the Province of Ontario (Province) and services related to securities offerings.

2.

The nature of services rendered was: translations, audit of the Hydro One Pension Plans, and related services reasonably related to the performance of the audit or review of the company’s financial statements that are not reported under Audit Fees.

3.

The nature of services rendered was: general tax advice in 2020, and procedures in connection with the scientific research and experimental development (“SR&ED”) investment tax credit claim, and general tax advice in 2019.

The board recommends that you vote FOR the approval of the appointment of KPMG as the external auditors of Hydro One and authorize the directors of Hydro One to fix their remuneration.

	For (%)	Withhold (%)
2020 Appointment of Auditor Results	99.91	0.09

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4

Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of a say on pay vote is to obtain shareholder input on executive compensation at each AGM.

The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the meeting, shareholders will have an opportunity to vote on Hydro One’s approach to executive compensation through consideration of the following say on pay advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2021 annual meeting of shareholders of the company.”

Because your vote is advisory, it will not be binding on the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors remain responsible for overseeing the company’s executive compensation practices and are not relieved of these responsibilities by a positive advisory vote by shareholders.

The board recommends that you vote FOR approval of the advisory resolution on Hydro One’s approach to executive compensation.

	For (%)	Withhold (%)
2020 Say on Pay Results	98.08	1.92

For further information about the directive and detailed disclosure of our executive compensation program, please see “Executive Compensation” starting on page 60.

Hydro One Limited | 2021 Management Information Circular 5

BUSINESS OF THE MEETING

Information About Voting

Delivery of Proxy Materials

As permitted by applicable Canadian securities laws, Hydro One is providing shareholders with electronic access to its circular for the company’s AGM and its 2020 annual report instead of mailing out paper copies. Electronic delivery is environmentally friendly and saves money.

Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how to request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will also receive a paper copy of the circular with a copy of the notice regarding electronic availability. The notice also provides instructions on voting at the meeting.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. We pay the cost of proxy solicitation for all registered owners and for beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.

Shares Outstanding

As of March 31, 2021, there were 597,800,163 common shares outstanding, each carrying the right to one vote per common share.

The Electricity Act, 1998 (Ontario) and Hydro One’s articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning, or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote

You have the right to one vote per common share held by you on the record date for the meeting which is March 31, 2021.

Other than the Province, any person, or an entity controlled by a person, who beneficially owns shares that represent, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.

As of March 31, 2021, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47% of the outstanding common shares).

Under the governance agreement the Province and Hydro One exchanged nomination notices and confirmed their acceptance of each other’s director nominees. The Province is also required, under the governance agreement, to vote in favour of the nominees identified in this circular except in the case of contested director elections and where the Province seeks to replace the board in accordance with the governance agreement by withholding votes or voting for removal.

More information about the governance agreement can be found on page 29.

6 Hydro One Limited | 2021 Management Information Circular

How to Participate in and Vote at the Meeting

Why is this Year’s Meeting Virtual-only?

As was the case in 2020, this year’s meeting will be held virtually via a live online audio webcast, due to the public health impact of the coronavirus (COVID-19) pandemic. This measure is a prudent step to ensure the health and safety of our shareholders, employees and communities. It also affords all of our shareholders an even greater ability to participate in the meeting equally, regardless of their geographic location. Shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described below.

Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to participate in and vote at the meeting, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder may still attend the meeting and ask questions. Guests will be able to listen to the meeting, but will not be able to vote at the meeting or ask questions.

It is important to note that you will not be able to attend this year’s meeting in person. If you are participating in the virtual meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.

In order to participate in the meeting please log in online at www.virtualshareholdermeeting.com/ hydro12021. We recommend that you log in at least 15 minutes before the meeting starts.

How Do I Participate in and Vote at the Meeting?

You will be able to participate in the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test.

The steps you need to follow to participate in the meeting will depend on whether you are a non-registered (beneficial) shareholder who holds common shares through a broker or other intermediary or you are a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares. Please read and follow the applicable instructions below carefully.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting

Your broker or intermediary has sent you a voting instruction form.

If you wish to participate and vote at the meeting you can do so as follows:

1.    Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8-character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline or you will not be able to vote your common shares at the meeting.

2.    Follow the instructions below for Proxyholders to log in and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”

In the event that the proxy deadline is waived by Hydro One prior to the meeting, all non- registered shareholders will be able to access and vote at the meeting in the same manner as for registered shareholders except that your 16-digit control number will be located on your voting information form or form of proxy.

Broadridge has sent you a proxy form.

Do not complete the proxy form and instead follow these steps:

1.    Log in to www.virtualshareholdermeeting. com/Hydro12021 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Enter your 16-digit control number into the Shareholder Login section (Your control number is located on your proxy form) and click on “Enter Here”.

3.    Follow the instructions to access the meeting and vote when prompted.

Even if you currently plan to access and vote at the meeting, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

Hydro One Limited | 2021 Management Information Circular 7

BUSINESS OF THE MEETING

Non-Registered (Beneficial) Shareholders	Registered Shareholders

In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf and you choose to access and vote on any matter at the meeting during the live webcast then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able to ask questions. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline to ensure your vote is counted at the meeting.

A non-registered shareholder wishing to access the meeting without voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16-digit control number located on your voting information form or form of proxy. You will be able to ask questions if you access the meeting in this manner.

You should note that if you access and vote on any matter at the virtual meeting you will revoke any previously submitted proxy.

How Can I Ask Questions at the Meeting?

Hydro One believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s meeting virtually. Registered shareholders, proxyholders and non-registered shareholders will have an opportunity to ask questions at the meeting through a chat box in the virtual meeting platform or by telephone. Questions will be read by the chair of the meeting or a designee of the chair and responded to by a representative of Hydro One as they would be at a shareholders meeting that was being held in person. It is anticipated that shareholders will have substantially the same opportunity to ask questions on matters of business at the meeting as in past years when the annual shareholders meeting was held in person. The chair of the meeting reserves the right to limit questions from shareholders in order to ensure as many shareholders as possible will have the opportunity to ask questions.

Who Do I Contact If I Cannot Log into the Meeting?

If you have any difficulties logging into the meeting, please contact Broadridge’s virtual shareholder meeting help line using the toll-free number provided on the Meeting Login page (www.virtualshareholdermeeting.com/Hydro12021).

If you are participating in the virtual meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

Even if you currently plan to participate in the meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any technical difficulties.

8 Hydro One Limited | 2021 Management Information Circular

How Do I Attend the Meeting as a Proxyholder?

If you have been appointed as proxyholder for a registered or non-registered shareholder (or you are a non-registered shareholder who has appointed themselves as proxyholder), you can access and vote at the meeting during the live webcast as follows:

Attending the Meeting as a Proxyholder

1.    Log into www.virtualshareholdermeeting.com/Hydro12021 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to access the meeting or vote their common shares on their behalf.

If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.

3.    Follow the instructions to access the meeting and vote when prompted.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at www.proxyvote.com or on their voting information form or form of proxy in order for their proxyholder to access and vote their shares at the meeting during the live webcast. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as quickly as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading “How to Vote in Advance or by Proxy” as quickly as possible.

How Do I Attend the Meeting as a Guest?

If you wish to participate in the meeting as a guest, you can log into the meeting as set out below. Note that guests will be able to listen to the meeting but will not be able to ask questions or to vote. If you wish to contact the board chair or any member of the board please see page 104 for contact information. Please read and follow the instructions below carefully.

Attending the Meeting as a Guest

1.    Log into www.virtualshareholdermeeting.com/Hydro12021 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Complete the GUEST LOGIN section and click on “Enter Here”.

Voting by Proxy or in Advance

Appointing Your Proxyholder

Providing voting instructions online at www.proxyvote.com or by telephone or by signing and returning your proxy form or voting instruction form authorizes Timothy Hodgson or Mark Poweska (the named proxyholders), the chair of the board (board chair) and the President and CEO of the company, respectively, to vote your common shares at the meeting in accordance with your instructions. You have the right to appoint someone else to represent you at the meeting. Your proxyholder does not have to be a shareholder of the company.

We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject any particular late proxy.

Hydro One Limited | 2021 Management Information Circular 9

BUSINESS OF THE MEETING

How to Vote in Advance or by Proxy

You can vote in advance or appoint your proxyholder and vote by proxy using the applicable instructions set out below. How you appoint your proxyholder will depend on whether you are a non-registered (beneficial) shareholder or you are a registered shareholder.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy

You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary provides you with this option as this will reduce the risk of any mail or other disruptions in the current environment. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.

If you wish to access and vote at the meeting or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting information form since you or your appointee will vote at the meeting.

In addition, since the meeting will take place virtually, the process for you to appoint yourself or another person (other than the named proxyholders) to vote at the meeting is different than it would be for an in-person meeting. In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully, including:

•      inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting information form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and

•      if you have appointed someone other than yourself to access and vote at the meeting on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.

You are encouraged to provide your voting instructions to the named proxyholders or appoint your proxyholder by internet at www.proxyvote.com or by telephone, or by completing and returning the enclosed form of proxy to Broadridge. You must follow the instructions provided on your proxy form.

Since the meeting will take place virtually, the process for appointing another person as your proxyholder (other than the named proxyholders) to vote on your behalf is different than it would be for an in-person meeting. You must therefore follow the instructions on your form of proxy very carefully, including:

•      inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting information form; and

•      informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to vote on your behalf at the meeting.

Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access the meeting and vote on your behalf.

10 Hydro One Limited | 2021 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting information form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the meeting on your behalf, neither you nor that other person, as applicable, will be able to access the meeting and vote.

Proxy Deadline

You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com, or you may return your voting instructions using one of the methods noted on the voting instruction form provided by your broker or intermediary.

Remember that your intermediary must receive your voting instructions or appointment in sufficient time to act on them, before the proxy deadline, which is 9:30 a.m. Eastern Time on May 21, 2021. If you have any questions, you should contact your broker or intermediary.

For your votes to count, Broadridge must receive your voting instructions or appointment from your broker or intermediary by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 21, 2021, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

The enclosed proxy form tells you how to submit your voting instructions or appointment online at www.proxyvote.com, or by completing and returning your proxy form to Broadridge, in each case by following the instructions on your proxy form.

Broadridge must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 21, 2021, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

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BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Changing Your Vote/Revoking Your Proxy

If you have provided voting instructions to your broker or intermediary and change your mind about your vote, please contact them to find out what to do.

If your broker or intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your broker or intermediary to confirm the deadline.

If you are eligible to vote at the meeting and you have previously provided voting instructions or appointed another person to vote on your behalf, you may access the meeting and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting unless the proxy deadline has been waived. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able to ask questions.

If your voting instructions or appointment are received after the proxy deadline they may only be effective to revoke a previously submitted instruction or appointment.

If you change your mind about how you voted before the meeting and you want to revoke your proxy, you may do so by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time, or a new proxy form to Broadridge at a later date. You may also do so by any other method permitted by law, including delivering a signed written notice specifying your instructions to our Corporate Secretary, by 4:00 p.m. Eastern Time on the last business day before the meeting (or any postponement(s) or adjournment(s), if the meeting is postponed or adjourned).

Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5

Attention: Corporate Secretary

Proxies received after the deadline but before the meeting may only be effective to revoke any previously submitted proxy.

Finally, you may change your voting instructions by participating and voting on any matter at the virtual meeting, which will revoke any previously submitted proxy.

How Your Proxyholder Will Vote

Your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or on any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote Timothy Hodgson or failing him, Mark Poweska, the named proxyholders, will vote for you as follows:

Matters to Vote on	How Management Proxyholders Will Vote
Election of directors	For each nominee
Appointment of the external auditors at a remuneration to be fixed by the board	For
Say on Pay	For

12 Hydro One Limited | 2021 Management Information Circular

Other Matters Relating to Voting

Questions about Voting

If you are a registered shareholder, please contact Broadridge with any questions about voting. You will find their contact information on page 105. If you are a non-registered (beneficial) shareholder and you have questions about voting, please contact your broker or intermediary by following the instructions on your voting instruction form.

Confidentiality

To keep voting confidential, Broadridge counts all proxies. Broadridge only discusses specific proxies with us when legally necessary, when a shareholder clearly intends to communicate with management or the board of directors, or when there is a proxy contest.

Voting Results

We will file the voting results with securities regulators after the meeting and also post the results on our website at www.hydroone.com/investor-relations/agm. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.

Special Arrangements

If you plan on attending the meeting and require special arrangements for hearing and/or access, please contact our Corporate Secretary at CorporateSecretary@HydroOne.com.

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BUSINESS OF THE MEETING

About the Nominated Directors

This year, 11 people are being nominated to serve on the board, all of whom currently serve on the board. Director profiles, starting on page 15, tell you about each director’s skills, experience and other important matters to consider. All but one of the director nominees are considered independent. Mr. Poweska is not considered independent because he is our President and CEO.

What We Expect from Our Directors

We expect our directors to have personal attributes and expertise that contribute to the board, to devote the necessary time for board and committee duties, to act with integrity, to exercise independent business judgment and to stay informed and participate fully in board matters. The board has adopted a written position description that sets out the board’s expectations for directors, including the following:

Personal Attributes

•         Business expertise and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position

•         High ethical standards and integrity in personal, business and professional dealings

•         Strong listening, communication and advocacy skills, motivation and ability to engage effectively in board and committee work

Stewardship

•         Understand and contribute to fulfilling the company’s mission and vision, strategies and objectives

•         Comply with the corporate governance guidelines of the company and perform their duties as board members

•         Ability to act independently of management (for directors who are not members of management) and be accountable for board decisions to stakeholders as a whole

Integrity

•         Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances

•         Act in the highest ethical manner and with integrity in all personal, business and professional dealings and in compliance with the company’s code of business conduct

Participation

•         Devote sufficient time to his or her responsibilities and prepare for each board and relevant committee meeting

•         Attend board and committee meetings and shareholder meetings and actively participate in board and committee deliberations and decisions

•         Work constructively and effectively with other directors, officers, employees and advisors of the company

Education	• Continuously advance his or her knowledge about the company’s business and operations, the communities in which it operates and emerging trends and issues and significant strategic initiatives

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Our Director Nominees at a Glance

	Public Board Interlocks	Independent[3]	Gender	Audit Committee	Indigenous Peoples, Safety & Operations Committee (IPSO)	Human Resources Committee	Governance & Regulatory Committee
Cherie Brant	–	✔	F	✔	✔
Blair Cowper-Smith	–	✔	M			✔	*
David Hay	–	✔	M	✔	*
Timothy Hodgson(1) (Chair)	–	✔	M
Jessica McDonald	–	✔	F		✔	✔
Stacey Mowbray	–	✔	F		✔		✔
Mark Poweska(1)	–	–	M
Russel Robertson(2)	–	✔	M	*		✔
William Sheffield	–	✔	M	✔			✔
Melissa Sonberg	–	✔	F	✔		*
Susan Wolburgh Jenah	–	✔	F		✔		✔

* denotes committee chair

1.	Mr. Hodgson and Mr. Poweska, while not members of committees, attend all committee meetings.
2.

Ms. Giardini was chair of the former Health, Safety, Environment & Indigenous Peoples (now known as the IPSO Committee) until she stepped down from the board on May 7, 2020. Mr. Hay then assumed this role. For information on our committee refresh please see page 30.

3.	Independent according to our definition of independence which is found on page 34.

Gender	Age

Voting Results	Geographic Mix

Race

Director Profiles

The information in each director profile is provided as of March 31, 2021. The profiles tell you about the directors who are currently standing for election, including:

•	a brief biography of each nominee and their place of residence;
•	principal occupation and education;
•	the year they were first elected or appointed as a director and their independence status; and
•	if they are a nominee of the Province under the governance agreement.

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BUSINESS OF THE MEETING

Cherie Brant

Cherie Brant is a partner and national leader for Indigenous law group at Borden Ladner Gervais LLP. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands, franchising, cannabis and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She serves on the boards of the Anishnawbe Health Foundation, Canadian Council for Aboriginal Business and participates on the advisory committees for the Aboriginal Energy Working Group of the Independent Electricity System Operator (IESO), the Aboriginal Education Council for Centennial College and Advisory Council for Nationhood Council House. Her previous directorships include Women’s College Hospital and Trillium Gift of Life.

Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

In 2017, Ms. Brant received the Lexpert Zenith Award, a national award recognizing women’s contributions in the law and in 2012, she was named one of Lexpert’s “Rising Stars: Leading Lawyers Under 40.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Partner, Borden Ladner Gervais Nominee of the Province Not eligible for re-election in 2030

Blair Cowper-Smith

Blair Cowper-Smith is the principal of Canadian advisory firm Erin Park Business Solutions. Previously, Mr. Cowper-Smith was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) where he also served as a member of the Senior Executive Team, with responsibilities including regulatory affairs, law and governance. Prior to joining OMERS, he was a Senior Partner at McCarthy Tetrault LLP, where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.

Mr. Cowper-Smith’s current or prior board appointments include Porter Airlines, 407 ETR, the Financial Services Regulatory Authority of Ontario, the Global Strategic Investment Alliance and Face the Future Foundation. He served on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. Mr. Cowper-Smith regularly delivers lectures on governance at the Directors College at McMaster University. Mr. Cowper-Smith holds a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Nominee of the Province Not eligible for re-election in 2023

16 Hydro One Limited | 2021 Management Information Circular

David Hay

David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and CEO of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.

Mr. Hay also sits on the boards of EPCOR Utilities Inc., and the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice-Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also Chaired the boards of both Beaverbrook Art Gallery and SHAD Canada.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is a Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Managing Director, Delgatie Incorporated Not eligible for re-election in 2030

Timothy Hodgson

Timothy Hodgson is a corporate director and currently serves as Chair of Hydro One. Mr. Hodgson also Chairs the board of Sagicor Financial Company Limited (SFC), a financial and life insurance company and sits on the board of Sagicor Group Jamaica, a majority owned subsidiary of SFC and the Public Sector Pension Investment Board (PSP Investments). Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. He was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, with overall responsibilities for the firm’s operations, client relationships and regulatory matters.

His prior directorships include MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGS-Alpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Masters of Business Administration from The Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Not eligible for re-election in 2030

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BUSINESS OF THE MEETING

Jessica McDonald

Jessica McDonald is an independent corporate director serving on the boards of publicly traded companies in Canada and the United States. She served as Chair of the board for Canada Post from 2017 to 2020 as well as serving as President and CEO of Canada Post on an interim basis for a year during that time.

From 2014 to 2017, Ms. McDonald held the role of President and CEO at BC Hydro. Her prior experience also includes Chair of Powertech Labs, and board Director for Powerex. She serves on the Member Council of Sustainable Development Technology Canada, and was previously a Visiting Fellow at Stanford’s Center for Energy Policy and Finance. Ms. McDonald currently sits on the boards of the Greater Vancouver Board of Trade, as well as Coeur Mining. She has extensive experience in government, including Deputy Minister to the Premier and Head of the Public Service of British Columbia.

Ms. McDonald has been named to Canada’s Top 100 Most Powerful Women Hall of Fame, Canada’s Diversity 50, and Canada’s Top 40 Under 40. She holds her ICD.D. and CERT Certificate in Cybersecurity Oversight.

INDEPENDENT

British Columbia, Canada Director since August 14, 2018 Corporate Director Not eligible for re-election in 2030

Stacey Mowbray

Stacey Mowbray most recently served as the President of North America at WW International (formerly Weight Watchers). Prior to that, Ms. Mowbray served as President and Chief Executive Officer at The Second Cup Ltd. Ms. Mowbray has extensive marketing and brand experience from years of leading those functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola.

She also serves on the boards of the Currency Exchange International, Sleep Country Canada and Bonne O Holdings and is a volunteer on the operating board of Trillium Health Partners. Her prior directorships include Second Cup Coffee Company, Liquor Control Board of Ontario, Niagara Ventures Corp, as well as the Coffee Association of Canada and Kingsway College School.

Ms. Mowbray holds a Master of Business Administration in Finance and Marketing from York University, as well as Bachelor of Business Administration from Wilfrid Laurier University.

INDEPENDENT

Ontario, Canada Director since July 23, 2020 Corporate Director Not eligible for re-election in 2032

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Russel Robertson

Russel Robertson served as Executive Vice President and Head, Anti- Money Laundering, at BMO Financial Group from 2014 to 2016. Prior to this Mr. Robertson served as Executive Vice-President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank to form BMO Harris Bank and as Chief Financial Officer, BMO Financial Group from 2008 to 2011.

Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions, including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson sits on the board of Bausch Health Companies Inc. and on the Board of Turquoise Hill Resources Ltd., where he chairs both audit committees. Previous directorships include Virtus Investment Partners Inc.

Mr. Robertson holds a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University. He is a Chartered Professional Accountant (FCPA, FCA), a Fellow of the Institute of Chartered Accountants (Ontario) and holds his ICD.D.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Nominee of the Province Not eligible for re-election in 2023

William Sheffield

William Sheffield has been a corporate director since 2004 and is the former CEO of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated Inc. and Abitibi-Price Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco Inc.

Mr. Sheffield has sat on the board of Houston Wire & Cable Company since 2006, and sits on the board of Velan Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD. In addition to having served on the boards of a number of public companies, Mr. Sheffield is also a member of several advisory and not-for-profit boards.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Not eligible for re-election in 2024

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BUSINESS OF THE MEETING

Melissa Sonberg

Melissa Sonberg is a Professor of Practice and has been a member of McGill University’s Desautels Faculty of Management since 2014.

She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation, Athennian, Canadian Professional Sales Association, Group Touchette, and Women in Capital Markets. Previous directorships include MD Financial Holdings, Inc., Rideau, Inc., Via Rail Canada, University of Ottawa’s International Advisory Board, Equitas – International Centre for Human Rights Education and the McGill University Health Centre.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Masters of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive.

INDEPENDENT

Québec, Canada Director since August 14, 2018 Professor of Practice, McGill University Not eligible for re-election in 2030

Susan Wolburgh Jenah

Susan Wolburgh Jenah is a corporate director and has over 30 years’ experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.

Ms. Wolburgh Jenah currently holds board positions at Laurentian Bank of Canada, Aecon Group Inc. and is Vice-Chair of Humber River Hospital. She is a member of the Independent Review Committee of Vanguard Investments Canada. Recent prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Aequitas Innovations, The Global Risk Institute, and the Investment Industry Regulator Organization of Canada (IIROC). Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.

Ms. Wolburgh Jenah is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

INDEPENDENT

Ontario, Canada Director since January 1, 2020 Corporate Director Nominee of the Province Not eligible for re-election in 2030

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Mark Poweska

Mark Poweska is President and CEO of Hydro One Limited. With approximately 1.4 million valued customers, over $30 billion in assets and 2020 annual revenues of approximately $7.3 billion, Mr. Poweska leads Ontario’s largest electricity transmission and distribution provider and is a proven leader with a reputation for prioritizing safety, exceeding customer expectations, cutting costs and improving operational performance.

With a team of approximately 8,700 skilled and dedicated employees (on average during 2020), Mr. Poweska has devised a new corporate strategy that sets a clear vision for the future of Hydro One. Mr. Poweska has deep industry knowledge and an ability to develop enduring relationships with industry partners, unions, Indigenous communities, regulators and all levels of government.

Prior to joining Hydro One, Mr. Poweska served as Executive Vice President, Operations at BC Hydro. During his tenure in the role, Mr. Poweska successfully led the merger of the former Transmission and Distribution organization with the Generation organization. During his more than 25 years at BC Hydro, Mr. Poweska has proven that he can build a strong safety culture, put customers first and improve efficiency. Mr. Poweska is a mechanical engineer with experience at all levels of the electricity industry, from the front line to the executive team.

Mr. Poweska is the Chair of the board of Directors of the Ontario Energy Association and serves on the board of the Western Energy Institute. He was recognized by the Ontario Energy Association as Leader of the Year for 2020 for his leadership of Hydro One’s transformation to be more customer-driven, sustainable, safe, and efficient.

NOT INDEPENDENT

Ontario, Canada Director since May 10, 2019 President and CEO of Hydro One

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BUSINESS OF THE MEETING

Director Compensation

The by-laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for all expenses incurred in fulfilment of their duties, including travel expenses.

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (HOAA). The HOAA required our board to establish a new executive compensation framework for the board of directors, President and CEO, and other executives by no later than February 15, 2019. On February 21, 2019 pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One (the directive) setting out certain compensation-related requirements. As specified in the directive, the maximum total compensation for the board may be adjusted annually by the lesser of the rate of the Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. In February 2020, during its annual review of director compensation, the board approved a compensation adjustment of 2.1%, as permitted by the directive. The chart below sets out our directors’ compensation, effective April 1, 2020 which is in compliance with the directive.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	61,260	61,260	122,520
Committee chair[1]	43,392	43,393	86,785
Other directors	40,840	40,840	81,680

No meeting attendance fees

1. Committee chairs receive a $5,000 retainer for their duties as committee chair. They can elect to take their retainer in 100% equity.

Hydro One has a non-employee director deferred share unit (DSU) plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. Directors are required to receive 50% of their annual director retainer as an equity component, which they receive in the form of DSUs. They may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the board (following a one-year holding period). Board committee chairs can choose to take their annual committee chair retainer in cash or equity.

The company’s director compensation, travel and expense policy applies to non-employee directors.

Directors are expected to continue to satisfy their share ownership requirement (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the board.

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Director Compensation Table

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2020.

Mr. Poweska is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page 70. He does not receive any additional compensation for his services as a member of the board.

Total Compensation				Form of Payment(1)
Name	Board Retainer ($)	Committee Chair Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs ($)(2)	Director DSU Component of Total Compensa- tion (%)
Cherie Brant	81,260	0	81,260	40,630	40,630	50
Blair Cowper-Smith	81,260	5,079	86,339	43,169	43,169	50
Anne Giardini(3)	28,303	1,769	30,072	14,151	15,920	53
David Hay(4)	81,260	3,310	84,570	42,285	42,285	50
Timothy Hodgson	0	0	121,890	60,945	60,945	50
Jessica McDonald	81,260	0	81,260	40,630	40,630	50
Stacey Mowbray(5)	35,957	0	35,957	17,978	17,978	50
Russel Robertson	81,260	5,079	86,339	43,169	43,169	50
William Sheffield	81,260	0	81,260	0	81,260	100
Melissa Sonberg	81,260	5,079	86,339	5,079	81,260	94
Susan Wolburgh Jenah	81,260	0	81,260	0	81,260	100

Notes:

1.	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer and committee chair retainer.
2.	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
3.	Ms. Giardini was compensated for her service until she stepped down from the board on May 7, 2020.
4.

Following Mr. Hay’s appointment as IPSO Committee Chair (then known as the Health, Safety, Environment and Indigenous Peoples Committee) on May 8, 2020 his compensation changed to reflect his position.

5.	Ms. Mowbray was appointed to the board on July 23, 2020 and received compensation following her appointment.

Non-Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of shareholders and directors are better aligned when directors hold a significant investment in Hydro One. Directors who are non-employees of Hydro One are required to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of his or her appointment to the board. The ownership requirement for directors is as follows:	The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate-information/governance.

Chair	$ 367,560
Other Directors	$ 245,040

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BUSINESS OF THE MEETING

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board. All of our directors are on track to meeting their share ownership requirements. Ms. Giardini is required to hold her DSUs until May 8, 2021.

For 2020, the nominated directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes their equity ownership, including dividends rounded to the nearest whole number, as at March 31, 2021, and their holdings for the previous year. The value of director holdings is calculated using the closing price of our common shares on the TSX on December 31, 2020, which was $28.65. The table does not include Mr. Poweska as he is subject to our executive share ownership requirements which can be found on page 83.

	Equity Ownership March 31, 2021		Equity Ownership March 20, 2020		Net Change		Market Value ($) December		Year to meet share ownership
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	31, 2020	SOR(1)	requirement
Cherie Brant	–	5,776	–	3,701	–	2,075	165,482	0.56x	2024
Blair Cowper-Smith	–	6,288	–	4,076	–	2,212	180,151	0.61x	2024
David Hay	–	5,859	–	3,701	–	2,158	167,860	0.57x	2024
Timothy Hodgson	–	7,077	–	4,037	–	3,040	202,756	0.47x	2024
Jessica McDonald	–	5,776	–	3,701	–	2,075	165,482	0.56x	2024
Stacey Mowbray	–	988	–	–	–	988	28,306	0.12x	2026
Russel Robertson	–	5,965	–	3,768	–	2,197	170,897	0.58x	2024
William Sheffield	99	12,198	99	8,017	0	4,181	349,473	1.18x	2024
Melissa Sonberg	–	11,552	–	7,402	–	4,150	330,965	1.12x	2024
Susan Wolburgh Jenah	2,143	3,794	2,143	–	0	3,794	108,698	0.62x	2026

Notes:

1.

Total as a multiple of the share ownership requirement (SOR). The status under the share ownership requirements (the multiple) is calculated by dividing the directors’ total value of common shares and director DSUs as of December 31st of the relevant year (based on the acquisition cost of common shares and the original grant value of director DSUs) by the amount of the annual retainer.

24 Hydro One Limited | 2021 Management Information Circular

Board/Committee Memberships & Meeting Attendance

The table below shows each director’s board and committee attendance in 2020 for both regularly scheduled and short notice meetings. The directors of Hydro One are also directors of Hydro One Inc. and the two boards and each of their respective committees hold joint meetings. Short-notice meetings are non-regularly scheduled meetings, where directors may have limited notice of the meeting.

In 2020, the board embarked on a committee and board mandate refurbishment project (the refresh) in order to align the board’s and committees’ work with the corporate strategy.

Following the refresh and approval of the new mandates on September 17, 2020, committee membership also changed in some cases to align committee member skills with the mandates and in some cases to provide development opportunities. The table below reflects committee membership and attendance records from January 1, 2020 to September 17, 2020

	Director Name	Regular	Short Notice	Total	%
Audit	Anne Giardini	2 of 2	0 of 0	2 of 2	100%
	David Hay	3 of 3	0 of 0	3 of 3	100%
	Jessica McDonald	3 of 3	0 of 0	3 of 3	100%
	Russel Robertson	3 of 3	0 of 0	3 of 3	100%
	William Sheffield	3 of 3	0 of 0	3 of 3	100%
Governance	Cherie Brant	3 of 3	4 of 4	7 of 7	100%
	Blair Cowper-Smith	3 of 3	4 of 4	7 of 7	100%
	Melissa Sonberg	2 of 3	4 of 4	6 of 7	86%
	Susan Wolburgh Jenah	3 of 3	4 of 4	7 of 7	100%
Health, Safety, Environment and Indigenous Peoples	Cherie Brant	3 of 3	0 of 0	3 of 3	100%
	Anne Giardini	2 of 2	0 of 0	2 of 2	100%
	David Hay	3 of 3	0 of 0	3 of 3	100%
	William Sheffield	3 of 3	0 of 0	3 of 3	100%
Human Resources	Blair Cowper-Smith	3 of 3	0 of 1	3 of 4	75%
	Jessica McDonald	3 of 3	1 of 1	4 of 4	100%
	Russel Robertson	3 of 3	1 of 1	4 of 4	100%
	Melissa Sonberg	3 of 3	1 of 1	4 of 4	100%

Notes:

1.	Following the Committee refresh project Health, Safety, Environment and Indigenous Peoples Committee was renamed to the Indigenous Peoples, Safety & Operations Committee on September 17, 2020.
2.	Ms. Mowbray was appointed to the board on July 23, 2020, and appointed to her respective committees on August 11, 2020.

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BUSINESS OF THE MEETING

This table reflects committee membership and attendance records following the refresh from September 17, 2020 to December 31, 2020.

	Director Name	Regular	Short Notice	Total	%
Audit	Cherie Brant	1 of 1	0 of 0	1 of 1	100%
	David Hay	1 of 1	0 of 0	1 of 1	100%
	Russel Robertson	1 of 1	0 of 0	1 of 1	100%
	Melissa Sonberg	1 of 1	0 of 0	1 of 1	100%
	William Sheffield	1 of 1	0 of 0	1 of 1	100%
Governance & Regulatory	Blair Cowper-Smith	1 of 1	0 of 0	1 of 1	100%
	Stacey Mowbray	1 of 1	0 of 0	1 of 1	100%
	Bill Sheffield	1 of 1	0 of 0	1 of 1	100%
	Susan Wolburgh Jenah	1 of 1	0 of 0	1 of 1	100%
Human Resources	Blair Cowper-Smith	2 of 2	0 of 0	2 of 2	100%
	Jessica McDonald	2 of 2	0 of 0	2 of 2	100%
	Russel Robertson	2 of 2	0 of 0	2 of 2	100%
	Melissa Sonberg	2 of 2	0 of 0	2 of 2	100%
Indigenous Peoples, Safety & Operations	Cherie Brant	1 of 1	1 of 1	2 of 2	100%
	David Hay	1 of 1	1 of 1	2 of 2	100%
	Jessica McDonald	1 of 1	1 of 1	2 of 2	100%
	Stacey Mowbray	1 of 1	1 of 1	2 of 2	100%
	Susan Wolburgh Jenah	1 of 1	1 of 1	2 of 2	100%

This table reflects director attendance for the board of directors for January 1, 2020 to December 31, 2020.

	Director Name	Regular	Short Notice	Total	%
Board of Directors	Cherie Brant	10 of 10	2 of 2	12 of 12	100%
	Blair Cowper-Smith	10 of 10	2 of 2	12 of 12	100%
	Anne Giardini(1)	4 of 4	0 of 0	4 of 4	100%
	David Hay	10 of 10	2 of 2	12 of 12	100%
	Timothy Hodgson	10 of 10	2 of 2	12 of 12	100%
	Jessica McDonald	10 of 10	2 of 2	12 of 12	100%
	Stacey Mowbray(2)	5 of 5	2 of 2	7 of 7	100%
	Mark Poweska	10 of 10	2 of 2	12 of 12	100%
	Russel Robertson	9 of 10	2 of 2	11 of 12	92%
	William Sheffield	10 of 10	2 of 2	12 of 12	100%
	Melissa Sonberg	10 of 10	2 of 2	12 of 12	100%
	Susan Wolburgh Jenah	10 of 10	2 of 2	12 of 12	100%

Notes:

1.	Ms. Giardini stepped off the board on May 7, 2020.
2.	Ms. Mowbray was appointed to the board on July 23, 2020.

26 Hydro One Limited | 2021 Management Information Circular

In Camera Meetings

At each meeting of the board, the independent directors hold an in camera meeting at which non- independent directors and members of management are not present unless the board chair otherwise determines. Each committee of the board also holds similar sessions. These sessions encourage open and candid discussion among the directors. In 2020, an in camera meeting was held at each of the regularly scheduled board and committee meetings, for a total of 27 such meetings.

Cease Trade Orders and Bankruptcies

Except as described below, no director:

•

is, or within the last 10 years has, served as a director or (i) a chair, vice-chair or president, (ii) a CEO or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production; or (iv) an individual performing a policy-making function (each of (i), (ii), (iii) and (iv), an executive officer) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

is, or within the last 10 years has served as, a director, CEO or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•

within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (“Golf Town”) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the Companies’ Creditors Arrangement Act. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments in October 2016.

Penalties or Sanctions

None of the directors of Hydro One has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. None of the directors has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.

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	2	CORPORATE GOVERNANCE
Corporate
Governance

Hydro One and the board recognize the importance of corporate governance to the effective long-term management and value of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses in more detail our approach to corporate governance, the priorities of the board and what we expect from our directors.

Hydro One’s Corporate Governance Practices

Hydro One maintains corporate governance policies, procedures and practices that reflect our commitment to corporate governance best practices. Our practices generally exceed the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange. The governance committee and the board regularly review the company’s governance practices in response to changing governance expectations, regulations and best practices and makes recommendations to the board for change on an ongoing basis.

The governance agreement requires approval of the board by way of a special resolution of at least two-thirds of the votes cast at a board meeting or unanimous written consent of all directors is required in order to make changes to the director skills matrix, board diversity policy, majority voting policy, stakeholder engagement policy, corporate disclosure policy, corporate governance guidelines, mandate for the Hydro One Ombudsman, mandates of the board and its committees and its structure, position descriptions for the CEO, the board chair, the directors and the committee chairs, code of business conduct, whistleblower policy, executive share ownership guidelines, anti-hedging policy and compensation recoupment policy.

You can find more information on our governance practices and policies on our website at: https://www.hydroone.com/about/corporate-information/governance

✔	What We Do
Independence
✔	All of our directors are independent (except for the CEO) and all members of our board committees are independent
✔	Separate roles of board chair and the CEO
✔	In camera sessions - independent directors meet without management at each board and committee meeting
✔	Board committees have full authority to retain independent advisors
Leadership and development
✔	We have a comprehensive orientation process for new directors and an ongoing education program for the board
✔	Board assessments are conducted annually to ensure board effectiveness

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✔	What We Do
Diversity and succession
✔	Our board represents a diverse mix of skills, background and experience – currently, 45% of our directors are female
✔	Robust majority voting policy that is informed by best-in-practice governance standards
✔	Formal succession planning process in place for the executive leadership team, and the board
✔	We use an independent recruiting firm to help identify and track a diverse group of board succession candidates
✔	Limit other public company directorships and board interlocks Instituted
✔	director term and age limits
Ethics and integrity
✔	Promote a strong culture of integrity and ethical behaviour guided by a code of business conduct
Shareholder engagement and alignment
✔	Provide shareholders with an annual say on pay vote
✔	Minimum director share ownership requirements equivalent to 3x total annual retainer
✔	Formal shareholder engagement policy describes how shareholders can provide direct feedback to the board and we engage with shareholders throughout the year
✔	Disclose directors’ equity holdings and require at least 50% of annual board retainer in equity, to align interests with those of our shareholders
✖	What We Don’t Do
✖	No over boarding – no director simultaneously sits on more than four public company boards
✖	No stock option awards for directors
✖	No staggered board – all our directors are elected annually
✖	No dual class, non-voting or subordinated voting shares
✖	No monetization or hedging of common shares or equity compensation

The Governance Agreement and the July 11, 2018 Letter Agreement with the Province

The governance agreement describes certain principles and standards that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the governance agreement:

•	requires that, except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 34 for the definition of independence);

•	addresses the director nomination process, including the entitlement of the Province to nominate 40% of directors to be elected;

•

requires Hydro One to maintain a majority voting policy for director elections and restricts the Province’s ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province’s discretion, the board chair;

•	requires approval by special resolution of the directors of the appointment and annual confirmation of the CEO, the board chair and changes to key governance practices of the company;

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CORPORATE GOVERNANCE

•

restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and

•	restricts the acquisition of voting securities by the Province but grants the Province pre-emptive rights with respect to future issuances of voting securities.

Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the July 11 letter agreement) for the purpose of the orderly replacement of Hydro One’s then 13 independent directors (the former directors) and the retirement of the President & CEO.

A copy of the governance agreement and the July 11 letter agreement have been filed on SEDAR and are available under Hydro One’s profile at www.sedar.com.

Board Structure

The structure and role of the board are consistent with leading governance practices and reflect the requirements of the governance agreement. Except for the board chair and the President and CEO, all director nominees serve on two board committees. The board chair and the President and CEO regularly attend each committee meeting by standing invitation, but have no vote at the committee meetings.

In early 2020, following the approval of Hydro One’s new corporate strategy, the board of directors initiated the committee and board mandate refresh project. The purpose of the refresh was to review all of its mandates including the board mandate, to support the corporate strategy, the new operating model and a refreshed organizational structure. The project was led by the governance & regulatory committee (formerly known as the governance committee), with input from management and the board. Key areas of focus and discussion for the governance & regulatory committee and the board included looking at optimal arrangements for board oversight of major projects at both a strategic and implementation level, effective oversight of culture, the role of the board and its committees in emerging areas of importance such as sustainability, including climate change, and how the board and its committees could more effectively oversee Hydro One’s relationships with Indigenous Peoples.

Following the approval of the new mandates in September 2020, the board established four committees:

(i) the audit committee; (ii) the governance & regulatory committee (GRC); (iii) the Indigenous Peoples, safety & operations committee (IPSO); and (iv) the human resources committee (HRC). With this new alignment a number of directors took on new committee roles. For information on the committees’ responsibilities, and their accomplishments throughout the year please see page 50.

Below is our previous committee structure and membership, and our new committee structure and membership:

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All members of these committees are persons determined by the board to be independent. The board committees are responsible for assisting the board in carrying out its duties and fulfilling its oversight responsibilities relating to the matters set out in each committee mandate, which were approved by the board.

Each committee chair reports to the board following their meetings and makes any recommendations and provides guidance to the board in accordance with their committee mandate.

Quorum

A majority of directors is required to meet quorum at every board and committee meeting. A quorum of shareholders at a meeting is achieved if holders of not less than 25% of the shares entitled to be voted at the meeting of shareholders are present in person or represented by proxy at the start of the meeting, provided that a quorum shall not be less than two persons.

Position Descriptions

As detailed in the table below, the board has written position descriptions in place for the chair of the board, committee chairs, and the President and CEO that describe the division of duties, expectations and responsibilities for each, respectively. These are reviewed and approved annually by the GRC and the board.

Role	Position Description	Key Responsibilities
Board Chair

•      Required under the governance agreement to be separate from the President and CEO and must be independent of both Hydro One and the Province

•      Nominated and confirmed annually by special resolution of the board

•      Acts as a liaison between the board and management

•      Responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities effectively, efficiently and independent of management

•      Provides leadership to the board to enhance the board’s effectiveness for its accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders

•      Presides at all board meetings

•      Chairs all sessions with the independent directors

•      Works with the board committees to ensure they have a proper structure, mandates, appropriate assignments and work plans

•      Supports and assists in director orientation and continuing education

•      Ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole

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CORPORATE GOVERNANCE

Role	Position Description	Key Responsibilities
Committee Chairs	• A director appointed by the board to oversee the operation of a board committee • Must be independent

•      Provide leadership to the committees

•      Facilitate the functioning of the committee, recommendations to the board and reporting to the board on its activities and compliance with the committee’s mandate

•      Provide input to the board chair and the chair of the GRC on succession planning for their position and committee

•      Attend committee chair forums in advance of quarterly board meetings

President & CEO	• Lead Hydro One • Develop, implement plans, policies, strategies and budgets for the growth and profitable operation of the company • Confirmed annually by special resolution of the board

•      Ensures that the day-to-day business affairs of the company are appropriately managed

•      Formulates and presents to the board for discussion and approval the company’s long-term business plans, strategy and policies that address the opportunities and risks facing the company and lead to the creation of shareholder value

•      Manages and provides strategic direction further to the company’s strategic plan

•      Identifies, assesses, monitors and manages the principal risks of the company

•      Develops and recommends to the board annual business plans and budgets that support the company’s long-term strategy

•      Promotes and maintains effective relationships with stakeholders

You can find the board and committee mandates, and position descriptions for the chair, committee chairs, directors and CEO posted in the corporate governance section of our website at: https://www.hydroone.com/about/corporate-information/governance.

Nomination of Directors

The GRC serves as the nominating committee of the board and is responsible for identifying qualified candidates for election to the board, having regard for their independence, background, experience and skills and the alignment of their experience and skills with Hydro One’s needs. In 2020, the GRC with an external provider developed an evergreen list of potential director nominees, taking into account the existing skills matrix, the board diversity policy, Indigenous Peoples recruitment, term limits, the board evaluation results from the previous year, and other relevant factors.

Following Ms. Giardini notifying the board chair of her intention not to stand for re-election at Hydro One’s 2020 AGM, the GRC commenced a search process to fill the vacancy. An external provider was hired and the evergreen list was used. The following process was followed for the identification and ultimate appointment of Ms. Mowbray, who was appointed to the board on July 23, 2020.

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Annually, under the governance agreement, the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The Province has no obligation to nominate any of the individuals recommended by the GRC or board as one of its director nominees. Below is a description of the nomination process followed each year with the Province of Ontario leading up to our AGM:

Exchange of Nomination Notice with the Province	Confirmation/Rejection of Director Nominees	Obligations of the Province

•      Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting of shareholders, each of the Province and the GRC will notify the other of its proposed director nominees

•      The GRC and the province have 10 business days to confirm or reject the director nominees

•      If a proposed nominee is not already a director of Hydro One or is a director but whose circumstances have materially changed in a way that would affect how they would continue to meet director qualification standards under the governance agreement, then the GRC and the Province have 10 business days to confirm or reject the director nominees on the basis that the nominee does not meet the qualification standards

•      If a director nominee of the Province or the governance committee is rejected, the Province or the GRC will be entitled to nominate additional candidates until a nominee is confirmed by the other

•      If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated

•      The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders

•      The Province is required under the governance agreement to vote in favour of all director nominees of Hydro One

•      That obligation is subject, however, to the Province’s overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the board chair

Director nominees must meet the director qualification standards set out in the governance agreement, including the prescribed director independence requirements and requirements under securities laws, the governance agreement and applicable stock exchange rules. If a proposed nominee is replacing an existing director, under the governance agreement, the nominee must also, when taking into account existing directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One’s director skills matrix, board diversity policy and other governance standards.

All of our directors owe a fiduciary duty to act honestly, in good faith and in the best interests of Hydro One regardless of whether they are nominated by the Province or by the company’s GRC. A majority of the board must at all times be resident Canadians.

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CORPORATE GOVERNANCE

Independence

Of the 11 director nominees 10 are independent. The governance agreement requires each of the directors other than the CEO to be both independent of Hydro One and independent of the Province. Mr. Poweska is not considered independent because of his role as the company’s President and CEO. The table below summarizes what it means for director nominees to be independent of Hydro One and independent of the Province.

Independent of Hydro One	Independent of the Province

•      Directors must be independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors; and

•      A director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgment, with certain specified relationships deemed to be non-independent

•      They are independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition;

•      They are not a current official or employee of the Province; and

•      They have not been an official or employee of the Province for at least 3 years prior to their nomination to the board

The chair of Hydro One is independent of Hydro One and the Province.

None of the independent directors has ever served as an executive of the company. Having an independent board is one of the ways we ensure that the board operates independently of management and makes decisions in the best interests of Hydro One and our shareholders and other stakeholders.

Ethical Business Conduct

Hydro One promotes ethical principles to foster integrity, respect, excellence and social responsibility. The company has a written code of business conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.

The code of business conduct sets out Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the code of business conduct, to the extent feasible, in their dealings with or on behalf of Hydro One. The code of business conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including accounting and financial reporting) and fraudulent activity.

The board monitors compliance with the code of business conduct through the HRC. The HRC oversees the procedures of the code of business conduct and whistleblower policy, including the receipt, management, investigation and closure of complaints received, except for accounting, internal accounting controls and auditing matters, which are reserved for oversight by the audit committee. The HRC received a code of business conduct and whistleblower report at each quarterly committee meeting in 2020.	The full text of the code of business conduct and whistleblower policy is available on Hydro One’s website at www.HydroOne.com.

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Any actual, potential or suspected violation of the code of business conduct can be reported anonymously directly to the company’s chief ethics officer, Maureen Wareham, as confidential designee of the company, or via ClearView Connects, a confidential independent third-party ethics reporting service in accordance with the whistleblower policy, which is monitored by the company’s chief ethics officer.

Each year, employees receive a refresher on the code of business conduct and our fraud risk assessment management program.

The 2020 annual employee refresher of the code of business conduct provided an overview of the elements of the code of business conduct, addressed among other things sexual harassment in the work place. Employees are encouraged to discuss workplace harassment, and in particular, sexual harassment in relation to Hydro One’s practices and policies on acceptable workplace behaviours. We take steps to categorize harassment cases, including identifying those that are of a sexual nature or have an element of workplace sexual harassment. These cases are investigated and reported to the board of directors quarterly.

We also have a supplier code of conduct, which supplements the code of business conduct. The supplier code of conduct sets out the standard of business behaviour expected of Hydro One’s suppliers. It includes the requirement to act with honesty and integrity, be guided by the company’s ethical values, and comply with both the spirit and intent of the supplier code of conduct.

We have a whistleblower policy that is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners and actual, potential or suspected violations of our code of business conduct and applicable laws. Employees concerned about any of these matters are encouraged to discuss them with their supervisor and may report concerns anonymously directly to the company’s chief ethics officer, as confidential designee of the company, or via ClearView Connects.

The whistleblower policy also includes anti-retaliation provisions in order to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party.

Conflict of Interest and Related Party Transactions

Under our corporate governance guidelines, directors have an ongoing obligation to report potential or actual conflict of interest and provide us with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. The GRC is responsible for reviewing conflicts as they arise and determining an appropriate course of action with respect to any such director.

Directors must disclose:

•	their business and personal relationships with Hydro One, related parties and other companies or entities they have relationships with; and

•	if they have a conflict of interest with a matter to be discussed by the board, they must not participate in any board or committee discussions or vote on the matter.

We also ask our directors and officers questions regarding related party matters in our annual director and officer questionnaires, and we circulate a dedicated related party questionnaire to our board, senior executives and to the individuals who serve on the boards of Hydro One’s subsidiaries on a biannual basis in order to identify any interest in related party transactions. Any affirmative responses from these questionnaires are forwarded to the audit committee and GRC for consideration. In 2020, there were no material conflicts of interest, related party transactions or waivers of our code of business conduct reported by or granted in favour of any of our Directors, CEO or other senior executives.

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CORPORATE GOVERNANCE

Skills and Experience of the Board

The skills matrix below shows the board’s mix of key skills and experience in areas that are important to Hydro One’s business. In 2020, the GRC recommended changes to the skills matrix to the board to align with Hydro One’s strategy and the development of a diverse board. The board added a separate sustainability competency and renamed the Consumer competency to Customers to reflect Hydro One’s focus on our new corporate strategy and advocating for customers. The board also enhanced the existing information technology competency by adding digital & cyber security to the definition and strengthened the definitions under the Human Resources, Customers and Utility categories. The board believes the revised skills matrix is better aligned with the current activities and needs of Hydro One and investor expectations. The skills and experience matrix is used to identify those skills for which the company will recruit when making changes to its board. The following chart outlines the key areas of skills and experience for each director nominee other than Mr. Poweska:

Major Competencies
Director	Accounting/ Finance	Human Resources/ Executive Compensation/ Union Relations	Customer	Utility/ Energy Sector	Capital Markets	Stakeholder Engagement (including Indigenous Peoples)	Government/ Regulatory/ Public Policy	Information Technology/ Digital & Cyber Security	Risk Management	Business Transformation	Sustainability	Large Company Senior Executive
Cherie Brant				✔	✔	✔	✔			✔
Blair Cowper-Smith		✔		✔			✔			✔	✔
David Hay				✔	✔		✔			✔		✔
Timothy Hodgson	✔				✔				✔	✔		✔
Jessica McDonald		✔		✔		✔	✔					✔
Stacey Mowbray			✔					✔	✔	✔		✔
Russel Robertson	✔				✔			✔	✔			✔
William Sheffield	✔	✔		✔			✔					✔
Melissa Sonberg		✔	✔			✔				✔		✔
Susan Wolburgh Jenah		✔				✔	✔				✔	✔
Total directors with experience	3	5	2	5	4	4	6	2	3	6	2	8

The above-noted skills matrix was reviewed in November 2020, as part of the GRC’s 2020 work plan. Description of Competencies:

Accounting/Finance

Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or International Financial Reporting Standards).

Human Resources/ Executive Compensation/ Union Relations

Strong understanding of human resource development, organizational/ personal development and training working with a unionized workforce and compensation, benefit and pension programs, with specific expertise in executive compensation programs.

Customer	Experience with mass consumer-facing business, major retail channels and customer-focused strategy.
Energy Sector	Experience in the utility/electricity industry, combined with a strong knowledge of market participants.
Capital Markets	Experience in investment banking, finance or in major mergers and acquisitions.
Stakeholder Engagement (including Indigenous Peoples)

Experience in, or a strong understanding of, communications and relations with investors, customers, regulators, and community relations, especially experience in relations with Indigenous communities.

Government/Regulatory/ Public Policy	Experience in, or a strong understanding of, complex legal and regulatory regimes, the workings of government and public policy in Canada and internationally.
Information Technology/ Digital & Cyber Security

Experience in information technology, digital, operating technology, artificial intelligence and cyber security with knowledge of leading practices in governance and oversight; procedures and controls; operations; and project delivery.

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Risk Management	Experience or understanding of enterprise risk management systems, procedures and practices.
Business Transformation	Experience driving strategic direction changes and leading growth of an organization.
Sustainability	Experience in the key areas of environment, social and governance so that we can operate safely in an environmentally and socially responsible manner.
Large Company/ Senior Executive	Experience as a chief executive officer, chief operating officer or chief financial officer of a publicly listed company or major organization.

Term Limits

The company’s board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service, a mandatory retirement age and a committee chair service review which are set out in the corporate governance guidelines.

Term Limit	Age Limit

Non-executive directors cannot stand for re-election 12 years after the date on which the director first began serving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the GRC

No director shall be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board
Committee Chair Service Review
After a director has held the position of committee chair for a period of four years, the GRC will review and consider whether a change to the committee chair would be appropriate

Limit on Directorships

The company recognizes that the board can benefit when a director also serves on the board of another company. However, as directors are expected to devote the time necessary to fulfil their responsibilities, a director’s acceptance of additional positions as a corporate director of for-profit, not-for-profit or private entities are subject to the board’s review. We limit the number of public company boards (excluding Hydro One Inc.) a director can serve on to four, and the President and CEO should not hold more than one such directorship.

The audit committee mandate also provides that no member of the audit committee may serve on the audit committee of more than two other publicly traded companies unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on the audit committee.

No current director or director nominee serves on more than four public company boards and no member of the audit committee serves on the audit committee, excluding Hydro One Inc., of more than two public company boards.

Board Interlocks

The board seeks to avoid having more than one board interlock at any given time. A “board interlock” is a circumstance where two or more directors serve on the board of directors of another publicly traded company (excluding, in the case of the company’s directors, Hydro One Inc.). Directors may not accept an invitation to join the board of another publicly traded company, and new candidates for service on the board will not be invited to join the board, if it would result in there being more than one board interlock (or would increase the number of directors involved in the same board interlock), in each case unless approved by the board.

The company currently has no board interlocks.

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CORPORATE GOVERNANCE

Majority Voting Policy

The board has a majority voting policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation following the election meeting for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the board regarding the resignation. In this instance, the other directors shall consider, and within 90 days of the election meeting determine, whether or not to accept the resignation. A resignation will be accepted absent exceptional circumstances and is effective when accepted by the board. A press release will be issued promptly following the director’s decision (including, if applicable, the reasons for rejecting the resignation). If a director does not tender their resignation pursuant to this policy the board will not re-nominate that director at the next election. If there are fewer than three directors who did not receive a majority withheld vote, the entire board shall consider and, within 90 days following the Election Meeting determine, whether or not to accept the resignation and shall accept the resignation absent exceptional circumstances.

Under the governance agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province’s discretion, the chair. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination.

The majority voting policy does not apply to a contested election where the number of candidates for director validly nominated exceeds the number of directors to be elected at that meeting.

Diversity and Inclusion at Hydro One

Diversity and Inclusion is a source of our strength and a significant competitive advantage. We strive for a corporate culture where all employees are valued, respected, feel a sense of belonging and have equal access to opportunities. We also strive to be a service provider that reflects the unique needs of our communities. We stand behind the fact that diversity and inclusion is the right thing to do, is critical to our success, positively impacts innovation, engagement and trust, talent retention and also improves safety, customer experience and business performance.

Board Diversity

The board has a board diversity policy (the diversity policy) to formalize Hydro One’s commitment to diversity and its desire to maintain a board comprised of talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which we operate, including an appropriate number of female directors. Although the board has not adopted a formal target for the representation of women on the board, it aspires toward a board composition in which each gender comprises at least 40% of its directors. Based on our current nominees we will have met our aspiration of 40% with 45% female directors and 55% male directors. Since our IPO in November 2015 the board has maintained over 30% female director representation, meeting and exceeding our commitment to the Catalyst Accord (more information on the accord below). In considering the composition of the board and the identification of qualified nominees for election as directors, the GRC assesses the diversity policy’s effectiveness in promoting a diverse board. Based on self-identification, currently one of 11 board members is an Indigenous person. There is one board member with disabilities and zero who identify as being a visible minority. No board members identify as being LGBTQ2S+.

The board diversity policy can be found here on the company’s website: https://www.hydroone.com/about/corporate-information/governance.

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Public Commitments

In 2020, we also expanded our public commitments to diversity and inclusion by signing the BlackNorth Initiative Pledge along with over 400 other Canadian companies, committing to work towards ending systemic Black racism over the next five years. As a start to fulfilling our commitments our CEO had conversations about racism with 90 Black employees listening to understand and learn about their lived experiences so that we can better support these employees and put programming in place to eliminate systemic barriers. Below is a list of our public commitments.

BlackNorth Initiative Pledge Signatory since 2020	Committed to ending systemic Black racism through various activities including achieving 3.5% Black executives and board members, and 5% Black student hires by 2025
Catalyst Accord Signatory since 2017	Committed to achieve 30% female executives and 30% board directors by 2022
Electricity Human Resources Canada Leadership Accord on Gender Diversity Signatory since 2017	Committed to ensuring women are provided with equal opportunities and are fully supported to grow and develop to their full potential

Senior Management – Gender

Executive Leadership Team (ELT)	VP & Above (including ELT)

Directors	All Employees

Gender Representation in Management

On average in 2020, 26% of our executives (those who hold a vice president role and above across Hydro One), including two of eight (or approximately 25%) executive leadership Team (ELT), are women. The number of women holding executive roles increased slightly over the past year. With female directors currently representing 38% of executives we are well positioned to reach our 30% target of female executives by 2022 as set out in the Catalyst Accord.

Based on self-identification, currently our ELT consists of no Indigenous People. There are no ELT members with disabilities and one who identifies as being a visible minority. No ELT members identify as being LGBTQ2S+. For 2021, we also plan to set broader diversity goals.

You can meet our executive leadership team here: https://www.hydroone.com/about/corporate-information/senior-leadership-and-board

Workplace Diversity and Inclusion Policy and related initiatives

Hydro One also has a corporate workplace diversity and inclusion policy that outlines eleven commitments, ranging from creating an inclusive culture for all, to addressing systemic bias and barriers in the workplace, educating and training our managers and employees, collaborating with our unions, and partnering with external organizations to advance diversity and inclusion.

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CORPORATE GOVERNANCE

In working to address our 11 policy commitments, we have put in place a number of initiatives:

1.

Created a Diversity and Inclusion Council comprised of directors and vice presidents and co-chaired by our Senior Vice President, Strategy and Growth and Vice President, Tax. The role of the Council is to:

a.	Advise on diversity and inclusion strategies, programming, initiatives, and policies;

b.	Advocate for diversity and inclusion issues; and

c.	Act as diversity & inclusion champions and change agents promoting diversity and inclusion and disseminating best practices throughout Hydro One.

2.	Started virtual unconscious bias training with a goal of continuing these sessions for all managers in 2021 and beyond.

3.

Introduced the ‘Step Up’ program to address respect and psychological safety in the workplace for our field employees in 2019 and expanded this program virtually in 2020 to include office employees. The program raises awareness about what is and is not appropriate workplace behaviour, and empowers and inspires employees to take action or step up when they see disrespectful and non-inclusive behaviour. We will continue to offer this program virtually for office employees in 2021 and reevaluate how best to continue offering the program to our field employees during the pandemic.

4.

Continued to expand our network of Employee Resource Groups which are voluntary groups of employees organized around a specific identity or interest. To date, we have eight employee resource groups at Hydro One that bring together women, people of colour, Indigenous employees, LGBTQ2S+ employees, employees with visible and invisible disabilities, men and supporters and allies to connect, develop, learn from each other and to support the advancement of inclusion at Hydro One.

5.

Continued to collaborate with our unions through our Diversity Committee to advance diversity and inclusion. Our Diversity Committee is comprised of representatives from management, the Canadian Union of Skilled Workers (CUSW), the Power Workers Union (PWU) and the Society of United Professionals.

As Hydro One continues on our diversity and inclusion journey we continue to strive for a work environment that reflects the diversity of our customers and communities in which we live and work while ensuring that we build a corporate culture of dignity, respect, trust and belonging. In looking ahead, we plan on building on the work we have done by:

1.

Introducing a reverse mentoring program for executives as a way of continuing to raise awareness on the experiences of diverse employees at Hydro One; as well as “listening to learn” and understand so that appropriate action can be taken towards inclusion of all.

2.	Implementing anti-racism training for all employees.

3.	Reviewing our HR systems, processes, and practices to identify bias and barriers and put plans in place to address the gaps.

4.	Set broader diversity targets for women and People of Colour at all levels with a focus on executive and management roles.

Succession Planning and Talent Management

We have robust succession planning and talent management processes which focus on developing our executive talent to support Hydro One’s long-term business strategy and ensure management succession. In 2020, the board, through the HRC oversaw our succession planning process and leadership development strategy. The HRC reviews the qualifications, experience, capabilities and development opportunities of executives on the succession plan, and reviews candidates and compensation packages for our most senior roles, including the President and CEO.

The HRC reviews the President and CEO’s assessment of the performance of Designated Employees. The HRC also assesses the President and CEO’s performance against their position description and the short- and long-term objectives that were set at the beginning of the year.

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Hydro One’s succession planning strategy seeks to ensure that we have a pool of highly skilled and talented employees available and ready to step into senior leadership and other critical roles as the need may arise. Over the past few years, our focus has been building a best practice talent review process to meet the needs of our organization. This involves structured assessments, leadership discussions, identifying early talent and supporting successor nominee development plans.

As we continue to identify ways to mitigate our talent risks, our 2020 talent management and succession program focused on initiatives critical to ensuring we can continue to execute on our long-term strategy and business continuity.

•

Organization design is a key initiative to advancing our corporate strategy. This work will resume in 2021 and it continues to create opportunities to optimize leadership structures within our line of businesses, ensure that we have the right talent in the right roles and build succession depth.

•

Increasing awareness of our gender and People of Colour ratios at all levels of leadership by comparing and communicating our internal results against external market demographics and utility industry benchmarks, ensuring diversity considerations are taken into account, putting plans in place to reduce bias and better support diversity and inclusion throughout the employee lifecycle.

•

Identifying critical roles in alignment with the new corporate strategy, roles which are integral to the continuity of the business. We recognized that these roles require rigorous and focused succession planning to prevent disruptions caused by unexpected vacancy or inappropriate replacement.

•

Improving tracking and development of future leaders and subject matter experts. During full-day talent reviews, emphasis is placed on individualized development opportunities, cross functional rotations, stretch assignments and experiential learning to strengthen competencies and readiness for successors to executive leadership roles and talent identified as successors to critical roles.

Consistent with our goals to improve the maturity of our programs and reduce our talent risks, the 2020 talent review process yielded emergency replacements for 100% of leadership roles, long-term successors were identified for 79% of critical roles and an increased commitment was made to supporting cross-functional role placements to promote new skill development and broaden the depth of business knowledge of our top talent.

Board Assessments

To enhance board efficacy, the GRC oversees the annual assessment process to examine the effectiveness of the board, its leadership, its committees and individual director performance. The GRC retained the services of an independent third party to assist it in conducting a board assessment. Through the third party questionnaires were completed by directors and management interviews were conducted. A report was prepared summarizing the responses and suggestions were made to enhance board effectiveness. The GRC concluded the board and its committees continue to function in an effective and appropriate manner. The evaluation process consists of the following steps:

1	Questionnaires

•    Questionnaires were developed with input by the GRC and distributed to the directors

•    The questionnaires solicited feedback from directors on overall board effectiveness, board chair, committee chair, and individual director peer feedback

2	Management 360 Review	• Key management was interviewed
3	Governance and Regulatory Committee Review of Results

•    External provider, summarized survey results and key themes for the GRC and provided a report

•    External provider facitiliated a discussion of suggested priorities to enhance the board’s effectiveness going forward

4	Report to the board	• GRC reported to the board on the key themes emerging from the review which included input from both directors and management
5	Results Delivered to Individual Directors	• Peer review reports delivered to individual directors • Chair provided feedback to individual directors

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CORPORATE GOVERNANCE

Orientation and Continuing Education

The company has a director orientation and continuing education program for directors in accordance with Hydro One’s corporate governance guidelines. The program has two purposes:

1)    to familiarize newly appointed members of the board with their responsibilities as directors and with the various business activities of Hydro One; and

2)    to assist directors in enhancing their knowledge and skills and their understanding of the company’s business to help individual directors maintain and enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the company’s business remains current.

The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate-information/governance.

Director Orientation

Upon appointment, new directors are provided access to Diligent Boardbooks, which contains the Hydro One director’s information manual and provides access to all meeting materials required for board and committee meetings. The director’s information manual contains information about board and committee mandates, position descriptions for the board chair, President and CEO, committee chairs and individual directors, and contains copies of the company by-laws and corporate governance guidelines.

Upon appointment to a committee, each director has access to copies of minutes for the most recent committee meetings and a copy of the committee’s mandate. Newly appointed committee members are also provided with any relevant subject matter briefing material that may be of assistance to them. In addition, new directors are provided with briefings by management on the key aspects of Hydro One’s business affairs, activities, corporate governance structure and our policies and procedures.

While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfil their duties and to seek additional information if necessary. New directors are invited to attend all quarterly committee meetings to understand the functions of each committee and its responsibilities.

Due to COVID-19 restrictions, newly appointed directors Susan Wolburgh Jenah and Stacey Mowbray received orientation sessions conducted by management by various means including written presentations, video recordings and video conference presentations. Their orientation sessions were then posted on Diligent Boardbooks for future reference. Following their appointment both Ms. Wolburgh Jenah and Ms. Mowbray were invited to attend all committee meetings as part of their orientation.

Continuing Education

The continuing director education program consists of the following elements, and includes, on an ongoing basis, as part of regular board and committee meetings:

•	information briefings and internal educational sessions to be held between regular board and committee meeting dates;

•	presentations, video recordings, and updates from senior management;

•	recordings of education sessions conducted by management are available by video for directors;

•	site visits (due to COVID-19 and Canadian public health measures, site visits were cancelled in order to mitigate exposure risks to board members and employees); and

•	discussions and industry briefings with external speakers on relevant topics related to Hydro One’s business.

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We also support continuing education opportunities outside Hydro One and each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member’s role on the board or its committees or to increase the member’s knowledge of the electricity sector and other areas of interest relevant to our businesses and affairs. Approval by the board chair or the chair of the GRC is required to attend such programs with the financial support of the company. In 2020, board nominees participated in internal education including those listed in the following table; Ms. Mowbray participated in those sessions held following her appointment on July 23, 2020:

	Topic	Presented/Hosted by	Attended by
Internal	Regulatory 101: Large Rate Applications	Senior Management	Board of Directors
	Regulatory 101: How Rates are Reflected on Bills	Senior Management	Board of Directors
	Enterprise Risk Management – Risk Universe	Senior Management	Board of Directors
	Environmental Scan – Financial	CIBC	Board of Directors
	Environmental Scan – Government	Sussex Strategy Group	Board of Directors
	Asset Management Plan and How it Fits into Joint Rate Application	Senior Management	Board of Directors
	Finance Education Session – Part 1 • Finance – Analysis, Management & Oversight • Financing (Debt) • Investors (Equity) • US GAAP	Senior Management	Board of Directors
	Financial Statements, Regulatory Filings & Responsibilities	Senior Management	Audit Committee
	Internal Audit Charter & Responsibilities	Senior Management	Audit Committee
	External Audit Responsibilities	KPMG	Audit Committee
	Finance Education Session – Part 2	Senior Management	Board of Directors
	Indigenous Relations	Senior Management	IPSO Committee
	Trends in Executive Compensation	Senior Management	HRC

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CORPORATE GOVERNANCE

Board Priorities

The board has responsibility for the stewardship of the company and has adopted a board mandate setting out the board’s responsibilities, which includes, supporting a culture of integrity, approving the capital and financial structure of the company, strategic planning, risk management, appointment and oversight of management, board governance, communications and reporting to stakeholders. This year the board focused on supporting the corporate strategy through the committee refresh project. The board also spent a significant amount of time on the board succession planning process, the development of the evergreen list for short- and long-term board needs and the appointment of Ms. Mowbray to the board.

The board mandate is attached as Schedule “A” to this circular, which you can find on page 100.

The Board’s Role in Strategy

The board believes that management is responsible for the development of Hydro One’s corporate strategy and that its role is to review, question and ultimately approve the strategy. A top priority for the board is to oversee the implementation of the strategy, which has resulted in ensuring, among other things, a strong alignment between strategy and compensation for management. In December 2020, the board of directors approved the 2021 budget and 2021 to 2027 integrated business plan, both of which are highly correlated with the corporation’s strategy.

In order to do this, the board:

•	participates in Hydro One’s strategic planning process throughout the year by reviewing and approving our strategic plan (taking into account the opportunities and risks of our business);

•	regularly scrutinizes management’s execution of business plans and their results;

•	receives corporate strategy reports regularly throughout the year at its regularly scheduled meetings; and

•	annually assesses the company’s performance against financial and other objectives established in the company’s business plans, past performance and industry peers.

In 2020, the board participated in our strategic planning process throughout the year by:

•	approving the renewed vision and mission for the company;

•	reviewing the strategic initiatives of the company;

•	holding an annual strategy session in July 2020; and

•	receiving reports from the company’s newly created internal strategic policy committee.

In July 2020, the board held its annual strategy session and conducted an in-depth review of the company’s corporate strategy by reviewing environmental scans, capital allocation considerations and emerging growth opportunities. The company also created an internal strategic policy committee which is intended to enable the achievement of the company’s corporate strategy and interests through proactive advocacy for appropriate regulatory and policy changes.

To better support the company’s corporate strategy, the Chief Financial Officer’s (CFO) organizational structure was re-aligned to incorporate the strategy and growth function and the Senior Vice President, Strategy & Growth was hired in August 2020 to be responsible for enhancing the company’s corporate strategy.

For more information on Hydro One’s Corporate strategy see page 57.

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Enterprise Risk Management (ERM)

Effective risk management is critical to supporting the successful execution of our strategy; enabling Hydro One to energize life for people and communities; help Ontarians live a better and brighter future; and deliver upon the expectations of our varied stakeholders.

Hydro One understands the importance of effective ERM and made investments in 2020 to update and enhance its ERM program in an effort to:

•	ensure the ERM program aligned with the key priorities and strategic enablers outlined in Hydro One’s 2020-2024 corporate strategy; and

•	modernize ERM program reporting to better articulate and provide visibility into the key risk management activities occurring within the organization.

Hydro One’s ERM program continues to monitor, consider and where appropriate, implement guidance from established frameworks (including the ISO 31000 Risk Management and COSO ERM Frameworks) and industry best practices to support the company’s ability to assess, communicate and effectively respond to a rapidly changing risk environment.

The board retains responsibility for:

•

overseeing and approving the company’s ERM framework and programs for identifying, assessing and managing the company’s principal risks with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the company; and

•

overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the ERM framework is assigned to the board or one of its committees.

The Hydro One risk framework and risk universe were updated to systematically reflect stakeholder consultations and describe the enterprise risks facing Hydro One. The board has approved the updated risk framework and risk universe and has delegated the oversight of some risks within the risk universe to its committees in alignment with their mandates.

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CORPORATE GOVERNANCE

To assist the board in identifying the principal risks faced by the company, the ERM team facilitates an annual risk assessment during which management identified the enterprise risks within the risk universe most critical to the achievement of the objectives of the corporate strategy. Risk profiles were created in conjunction with the risk owners and the ELT to:

•	describe each of these critical risks, articulate their underlying drivers;

•	communicate management’s assessment of the likelihood and impact of the risk; and

•	illustrate how the risks are managed and identify additional risk management actions and timelines to further mitigate these risks.

Results of the enterprise risk assessment are used as an input into the internal audit planning process and allow the internal audit function to provide independent and objective feedback on the key management programs utilized to manage risk.

Regular updates are provided to the board and its committees on the critical and emerging risks facing Hydro One. These updates describe key developments related to the enterprise risk profile and activities undertaken by management to further mitigate risk. During these risk updates, “critical risk discussions” are facilitated with identified risk owners and executives to provide additional insights into the critical risks facing Hydro One.

A comprehensive description of key risks is provided in the management’s discussion and analysis for the fiscal year ended December 31, 2020. Please refer to Hydro One’s profile on SEDAR at www.sedar.com. The board’s assessment of the relative significance of these risks may change over time as they continue to be reviewed and reevaluated.

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Stakeholder Engagement

Hydro One is committed to understanding the interests of and maintaining and enhancing long-term relationships with our investors, regulators, governments, creditors, employees, customers, suppliers, non-governmental organizations and other stakeholders and communities in which we operate. The board has a board-shareholder communication and stakeholder engagement policy to promote open, effective and sustained dialogue with our shareholders consistent with the company’s insider trading policy, the corporate disclosure policy and with our obligations to provide fair disclosure and maintain effective disclosure controls and procedures.

The board chair and other independent directors meet with shareholders and investor groups throughout the year on a variety of issues both with, and independently from, management.

Hydro One started the year on a strong note, embarking on an aggressive investor engagement strategy and hosting our inaugural Investor Day, held in early March 2020, demonstrating the corporate strategy in action and providing clear earnings guidance to our shareholders and stakeholders. The world dramatically changed shortly after our investor day with the onset of the COVID-19 pandemic. The pandemic and its lockdowns changed the format of investor interactions led by the management team, pivoted to virtual investor engagement through direct video calls with investors, attending virtual non-deal roadshows, and participating in virtual broker led conferences. This adaptation also led to our first-ever virtual AGM for Hydro One. While there was a change in the form of engagement, what did not change was the level of management and board access, transparency, and disclosure which were all maintained if not strengthened. Below is a summary of engagement the board and management participated with our shareholders in 2020.

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CORPORATE GOVERNANCE

Hydro One also believes in engaging regularly with our other stakeholders and making it easier to do business with us. It was a challenge to engage with our stakeholders in 2020, due to the pandemic but both management and the board was able to engage with our stakeholders in a successful and meaningful way by using technology. Below is a snapshot of how we engaged with some of our largest stakeholders in 2020:

Customers	Communities

•  As part of the Your Power, Your Choice campaign Hydro One engaged customers as part of the development of our 2023-2027 investment plan. This was our largest customer engagement campaign ever, we reached out to all of our customers and Ontarians through direct customer channels and a digital advertising campaign.

•  Our campaign reached 1.4 million customers directly and resulted in over 40,000 customer responses.

•  Hydro One’s advocacy and industry leadership was pivotal in the government’s announcement that residential customers would be able to choose between time-of-use or two-tiered rates beginning November 1, 2020.

•  Hydro One launched its Choice campaign, providing customers with an ability to customize their account including choosing their own billing due date, flatten usage spikes from temperature fluctuations through balanced billing, and monitor their electricity consumption by signing up for early high usage notifications.

•  Hydro One continued to convert customers to eBilling to ensure they receive their bills during the pandemic – with over 584,000 customers now enrolled on paperless billing, which represents 44% of our customer base.

•  According to a recent benchmarking report released by the Canadian Electricity Association, Hydro One is in the top third of Canada utilities for ebilling enrolments.

•  We continue to make enhancements to our MyAccount self-service portal.

•  Over 60,000 outages were reported online in 2020.

•  Our pandemic response goals are to continue to have a meaningful impact in communities across Ontario by supporting our existing charitable partners and to pivot our strategy to address urgent and pressing needs by forming new partnerships.

•  We supported our existing charitable partners to adapt their programs:

-  Scouts Canada: Conducted focus groups to adapt their programs and are supporting a resiliency campaign to promote safe outdoor play.

-  ACT Foundation: Developed an e-learning strategy and digital platform to support virtual CPR and AED program delivery in high schools across Ontario.

•  Hydro One also supported pandemic-related emergency response appeals:

-  Through a new Feed Ontario partnership, Hydro One donated 300,000 meals to their COVID-19 Emergency Response Fund.

•  We utilized new ways of public consultation and engagement during the pandemic for two large capital projects currently under development: Waasigan and Chatham to Lakeshore. Through online forums and telephone town halls, Hydro One successfully engaged with over 7,000 households for these two projects.

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Large Customers	Indigenous Peoples

•   Each year, our large customer account management executive team creates comprehensive and customer-specific account plans for each of our Large Transmission Customers to highlight current activities, issues and pain points. The 2020 Large Customer Handbook has been recently completed and distributed.

•  We are continuing to provide more dedicated support to our Commercial and Industrial (C&I) Customers. Effective August 2020, an additional 270 customers were assigned a dedicated account manager. The expansion of Hydro One’s account manager model has continued into the first quarter of 2021.

•  Quarterly C&I news blasts continue to be issued both via email and direct mail.

•  We organized six sessions with Indigenous communities to facilitate doing business with Hydro One and reached $42 million in Indigenous procurement spend, the highest Indigenous spend since 2017 when we started to track this number.

•  We partnered with GlobalMedic, a registered charity specializing in disaster relief and aid, and provided 13,520 kits of emergency food and supplies to First Nations communities and supported the Métis Nation of Ontario’s pandemic relief fund and its 31 community councils by providing $75,000 worth of food, medical and pharmaceutical supplies to Métis citizens.

•  Hydro One was awarded Silver level certification from the Canadian Council for Aboriginal Business for our commitment to building lasting, strong and mutually beneficial relationships with Indigenous communities and signalling to communities that we are: good business partners, a great place to work and committed to prosperity in Indigenous communities.

Public Disclosure of Governance Materials

We are committed to keeping our shareholders apprised of our corporate governance practices. Copies of the board committee mandates and other important governance-related materials, including our corporate governance guidelines and policies are available to the public in the corporate governance section of our website at https://www.hydroone.com/about/corporate-information/governance.

Internal Controls and Management Information Systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our corporate disclosure policy. This oversight is carried out primarily by the audit committee, which oversees our financial reporting, and management’s processes related to the evaluation and certification of the design and effectiveness of internal controls over financial reporting and disclosure controls and procedures. The audit committee meets separately with the CFO and head of internal audit as well as with the external auditors without management present. The audit committee receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls. While the HRC has oversight responsibilities for Hydro One’s code of business conduct and whistleblower policy, the audit committee is notified of any complaints about accounting or auditing matters.

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CORPORATE GOVERNANCE

Committee Reports

Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee for 2020.

Audit Committee:

Committee Members:

Russel Robertson (chair)

Cherie Brant

David Hay

William Sheffield

Melissa Sonberg

The committee met in camera without management at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Committee Membership: The audit committee must consist of at least three directors, all of whom must be independent and “financially literate” (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 Audit Committees).

At least one member of the audit committee must qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. Of the audit committee members, each of Mr. Robertson, Mr. Hay, and Mr. Sheffield qualify as an audit committee financial expert.

Duties and Responsibilities include overseeing:

•      the external audit process and the independence, qualification, appointment, performance and compensation of the external auditors;

•      the internal audit, accounting, accounting controls and finance processes, including the work and performance of the internal finance, accounting and audit functions;

•      the integrity of the company’s financial statements and financial reporting processes, including the audit process and the company’s internal control over financial reporting and disclosure controls and procedures;

•      the company’s compliance with the applicable legal and regulatory requirements relating to accounting, auditing and internal control matters, including the procedures for managing the key risks associated with and any complaints relating to accounting, internal accounting controls or auditing matters; and

•      the adequacy and quality of the company’s cyber security and information technology (IT) systems, policies and programs.

2020 Accomplishments and Highlights include:

•      Reviewed:

–     the external auditors’ quarterly report on interim financial statements;

–     the 2020 assessment and evaluation of the external auditors;

–     distribution, transmission and IT capital portfolio updates;

–     internal audit quarterly reports;

–     cyber security, physical security and IT update reports;

–     the annual risk profile report and risks assigned to the committee;

–     the company’s insurance program;

–     the annual business expense report for the CEO and his direct reports; and

–     regulatory updates pertaining to financial matters.

•      Reviewed and approved:

–     the external auditors’ 2020 audit plan;

–     the internal auditors’ annual 2021 audit plan;

–     the internal audit and financial control assurance report; and

–     audit and non-audit fees and services.

50 Hydro One Limited | 2021 Management Information Circular

Audit Committee:

•      Reviewed and recommended:

–     the appointment of the external auditor;

–     the quarterly and annual financial statements and the disclosure contained in management’s discussion and analysis;

–     the enterprise risk framework and allocation of risks to committees;

–     business cases and variances (prior to committee refresh project);

–     the code of business conduct and whistleblower policy;

–     the 2019 annual report;

–     the delegation of authority / expenditure authority register;

–     the corporate disclosure policy; and

–     the revised committee mandate.

Recognizing the importance of independent dialogue, the audit committee meets with the head of the company’s internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the audit committee or any of these groups believes should be discussed privately. The audit committee also met in camera privately with Mr. Lopez our CFO during each of its quarterly meetings. The CFO also met privately with the audit committee chair prior to each audit committee meeting.

Governance and Regulatory Committee:

Committee Members:

Blair Cowper-Smith (chair)

Stacey Mowbray

William Sheffield

Susan Wolburgh Jenah

The committee met in camera without management at each of its regularly scheduled meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Committee Membership: The governance committee must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•      the board’s approach to corporate governance generally, including its standards, practices, policies and procedures;

•      the company’s relationship with the Province of Ontario under the Governance Agreement, including overseeing the composition of the board and the processes for identifying and nominating directors to the board as set out in the Governance Agreement;

•      the director orientation and continuing education programs and practices, the board performance and evaluation process and board chair and committee chair succession;

•      recommending to the board director compensation and director protection programs, including directors’ and officers’ insurance and indemnification;

•      regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the company and the company’s relationship with electricity and utility regulators, including the Ontario Energy Board;

•      the company’s relationships with its customers; and

•      the relationship between the board and the company’s independent Ombudsman.

2020 Accomplishments and Highlights include:

•      Reviewed:

–     the director nomination process and communications with the Province;

–     the alignment of the committee and board mandates against the corporate strategy and the ensuing refresh project;

–     the director education program;

–     reports on the company’s corporate social responsibility, community relations strategy and customer engagement initiatives, and stakeholder relations;

–     quarterly reports from the Ombudsman including budget investigations and the annual report; and

–     regulatory affairs and strategic policy reports.

Hydro One Limited | 2021 Management Information Circular 51

CORPORATE GOVERNANCE

Governance and Regulatory Committee:

•      Reviewed and approved:

–     The Ombudsman 2019 performance assessment and 2019 short-term incentive payment;

–     2021 budget and 2020 scorecard for the Ombudsman; and

–     the board evaluation process for 2020.

•      Reviewed and recommended:

–     2019 sustainability report;

–     The Ombudsman’s compensation and terms of reference;

–     the 2020 management information circular;

–     the revised committee and board mandates;

–     committee membership and structure;

–     corporate governance guidelines and policies, and the director, committee chair, board chair and CEO position descriptions; and

–     the 2021 director nominees.

Indigenous Peoples, Safety & Operations Committee:

Committee Members:

David Hay (chair)

Cherie Brant

Jessica McDonald

Stacey Mowbray

Susan Wolburgh Jenah

The committee met in camera without management at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Committee Membership: The IPSO committee must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•      the sustainability and environmental strategies, policies and programs of the company, including the company’s approach to corporate social responsibility;

•      and ensuring the maintenance of effective public and occupational safety strategies and programs consistent with the company’s priority to be the safest and most efficient utility;

•      the company’s approach, framework and programs and policies for partnerships, accommodation and other significant relationships and engagement with Indigenous Peoples communities; and

•      significant or strategic operational activities of the company, including major capital projects, and strategic or long-term investments.

2020 Accomplishments and Highlights include:

•      Reviewed:

–     quarterly health and safety, environmental (HSE) reports, emerging and follow-up issues, safety initiatives and significant accomplishments;

–     management’s safety training and education programs;

–     the risks assigned to the committee;

–     quarterly reports on significant events (environmental incidents, employee health and safety and public injuries and fatalities), internal audit matters and Indigenous Relations;

–     sustainability and environmental matters reports;

–     2021-2027 asset investment plan;

–     personnel and physical security reports;

–     community investment and initiatives;

–     climate change strategies and objectives; and

–     HSE regulatory updates.

•      Reviewed and recommended:

–     business cases and variances (following committee mandate refresh); and

–     the revised committee mandate.

52 Hydro One Limited | 2021 Management Information Circular

Human Resources Committee:

Committee Members:

Melissa Sonberg (chair)

Blair Cowper-Smith

Jessica McDonald

Russel Robertson

The committee met in camera without management present

at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•      ensuring the effectiveness of the company’s human capital and human resources strategy, policies, programs and procedures, including diversity and inclusion policies and practices;

•      the compensation and incentive policies, programs and plans of the company designed to attract, retain and develop executives and employees with the skills and expertise needed for the company to carry out its strategies, business and operations;

•      the compensation of the CEO and the Designated Employees;

•      retaining external consultants and advisors to receive independent and objective advice on the compensation and human resources policies and programs of the company;

•      reviewing matters relating to succession planning of the company’s CEO and the Designated Employees;

•      the company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the code of business conduct and the whistleblower policy, and related practices and procedures; and

•      the company’s labour relations strategy.

2020 Accomplishments and Highlights include:

•      Reviewed:

–     the risks assigned to the committee;

–     incentive compensation information and benchmarking;

–     performance reports for both the defined benefit (DBPP) and the defined contribution pension plan (DCPP);

–     the committee’s compensation consultant fees;

–     an evaluation of the committee’s compensation consultant;

–     talent management and succession planning for the ELT;

–     executive share ownership holdings against guidelines;

–     a compensation risk assessment;

–     the company’s labour strategy; and

–     the BlackNorth Initiative pledge.

•      Reviewed and approved:

–     merit increases and salary structure adjustments for management employees;

–     2019 short-term incentive plan (STIP) aggregate individual performance multipliers for management and non-represented employees;

–     2020 and 2021 individual scorecards and long-term incentive plan (LTIP) performance measures for the ELT;

–     2019 STIP for the ELT;

–     2020 STIP targets for management employees;

–     2020 LTIP grants for management employees;

–     2019 DBPP, DCPP and year-end financial statements and DBPP statement of investment policies & procedures; and

–     DCPP and DBPP amendments.

Hydro One Limited | 2021 Management Information Circular 53

CORPORATE GOVERNANCE

Human Resources Committee:

•      Reviewed and recommended:

–     CEO position description;

–     2019 STIP performance multiplier;

–     2019 STIP for the President and CEO;

–     2020 STIP corporate scorecard;

–     2020 LTIP grant for President and CEO and designated employees;

–     2017 performance share unit performance multiplier;

–     the revised committee mandate;

–     code of business conduct and whistleblower policy;

–     employee share purchase plan updates;

–     2020 LTIP productivity measure performance levels;

–     management compensation benefit plan; and

–     2020 and 2021 individual scorecard and LTIP performance measures for the President and CEO.

54 Hydro One Limited | 2021 Management Information Circular

	3	EXECUTIVE COMPENSATION
Executive
Compensation

Table of Contents

Section	See pages
I Letter to Shareholders	56
II Compensation Discussion and Analysis	60
A Compensation Philosophy and Practices	60
i. Compensation Guiding Principles	60
ii. 2020 Compensation Practices at a Glance	61
B Executive Compensation Framework	62
C Named Executive Officer Pay Benchmarking	63
D Compensation Governance	64
i. Risk Management Process	64
ii. Compensation Practices	64
iii. Environment, Social and Governance	65
iv. Say on Pay	66
E Executive Compensation Decision-making Process	66
F Compensation Components and Decisions	67
i. Named Executive Officers	67
ii. Components and Decisions of 2020 Compensation	69
G Compensation Disclosure	84
i. Share Performance	84
ii. NEO Compensation Cost as % of Net Income	85
iii. Summary Compensation Tables	86
iv. Aggregate Dilutive Impact of Equity-Based Compensation Arrangements	89
v. Termination and Change in Control Provisions	90
H Appendices	92
i. Securities Authorized for Issue Under Equity Compensation Plans	92
ii. Former Equity-Settled Long-Term Incentive Plan	93
iii. Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals	97

Hydro One Limited | 2021 Management Information Circular 55

EXECUTIVE COMPENSATION

I	– Letter to Shareholders

Dear fellow shareholders,

On behalf of Hydro One’s Human Resources Committee (human resources committee or HRC) and the board of directors (the board), I am pleased to share our report on executive compensation.

Hydro One’s executive compensation programs are designed to support our corporate vision and strategy with a commitment to explain our approach in a simple and transparent manner. Our compensation philosophy is based on the principle of pay-at-risk tied to explicit performance results that create value for all stakeholders.

The Compensation Discussion and Analysis (CD&A) that follows, provides a comprehensive overview of our 2020 compensation practices and describes how the company’s compensation programs reward our named executive officers (collectively, the named executive officers or NEOs) and align their efforts with the corporation’s long-term performance objectives.

The HRC oversees all aspects of talent management and executive compensation as part of our ongoing efforts to meet the expectations of Hydro One stakeholders. The HRC carefully assesses and makes recommendations to the board on how performance measures and targets are determined. These measures reflect the company’s pay-for-performance philosophy, as well as short- and long-term strategic priorities.

As always, our targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations. Guided by these principles, the HRC oversees on behalf of the board the establishment of the company’s performance goals and assesses our executive compensation programs, including payouts for the executive team, while continuously seeking to improve our practices and standards.

Executive Leadership Team Appointments

In 2020, Hydro One welcomed three new Executive Leadership Team (ELT) members to replace departing executives. The HRC and board are confident the ELT is well positioned to support Mr. Mark Poweska in achieving the organization’s corporate strategy and helping to power the province’s economic recovery.

On January 2, 2020, Hydro One appointed Mr. David Lebeter as Chief Operating Officer. On September 28, 2020, Ms. Megan Telford joined Hydro One as Chief Human Resources Officer. On November 1, 2020, Ms. Lyla Garzouzi was promoted to the role of Chief Safety Officer.

Hydro One remains committed to a rigorous ongoing succession planning process to identify, assess and develop leaders and ensure strong and diverse leadership for the organization into the future. With our stable and high calibre ELT, the organization is well placed to execute our strategy of driving value creation for our stakeholders and in responding to challenges that may arise.

2020 HRC Priorities

Supporting Customers and Communities – To support our customers and the communities we serve during an uncertain time, Hydro One responded by implementing a number of relief initiatives. The organization launched the first Pandemic Relief Program in Ontario, temporarily suspended customer disconnections, returned security deposits on business accounts to support cash flow, and adapted our operating practices to promote pandemic safety. We continue to advocate for our customers to provide flexibility and relief now and into the future.

Environment, Social and Governance – Hydro One continued to strengthen our focus on environment, social and governance matters, including our commitment to equity, diversity and inclusion. Among several initiatives, our CEO signed the BlackNorth Initiative pledge and we conducted internal employee town halls to act on our commitment to combat systemic racism faced by employees who are Black, Indigenous Peoples or People of Colour.

56 Hydro One Limited | 2021 Management Information Circular

Talent Management – Talent management, particularly succession planning and accelerating the development of high potential employees, remained a priority of the HRC. Our robust talent management processes enabled us to develop the leadership talent required to support our long-term business strategy and manage succession.

Strategy – With the unprecedented developments of 2020, Hydro One’s strategic focus has become even more critical. As an essential service, we recognize the critical role Hydro One plays in energizing life for families, businesses and communities. Throughout 2020, the organization continued to make significant progress in achieving our long-term objectives aligned with our five strategic priorities:

These strategic priorities are underpinned by three enablers:

1	2	3
A people focus that inspires employees and prepares the right workforce for evolving needs	A regulatory focus to support our strategic vision	A technology focus to enhance workforce efficiency

2020 Performance

While 2020 presented many unexpected challenges, Hydro One shifted our entire organization to navigate the pandemic and implement initiatives to support our customers and employees, maintain a safe and reliable supply of electricity to Hydro One customers and execute our Ontario-focused strategy. Despite the unprecedented events of a worldwide pandemic, we were able to meet or exceed most of our corporate targets and achieved strong results in 2020.

High Customer Satisfaction

Our focus on customers and customer advocacy helped achieve high customer satisfaction scores, with residential and small business customer satisfaction increasing to 87% from 86%, and Hydro One Telecom customer satisfaction increasing to 91% from 90%.

Stronger Safety Culture

Hydro One achieved first quartile performance on recordable injuries in 2020. Starting in 2020, the company has been focused on the serious injury subset of recordable injuries. We launched our Safety Improvement Team, which made concrete recommendations to improve the safety culture of our organization to eliminate serious injuries at Hydro One. In 2020, Hydro One tragically lost a team member due to a motor vehicle collision. While we did not meet our 2020 serious injury target, we will act to eliminate serious injuries and fatalities through putting the recommendations into action.

Standing Up for Communities

Our community partnerships supported Ontarians through the pandemic, helping local and Indigenous communities respond to emerging and urgent needs for critical food, medical, safety and other supplies.

Hydro One Limited | 2021 Management Information Circular 57

EXECUTIVE COMPENSATION

Reliable Electricity Supply

We improved the reliability of our transmission network by approximately 41.8%1 over 2019, successfully delivering reliable power to our electrical utility customers.

More Productivity Savings

A 41.4% increase in year-over-year productivity savings with $286.0 million saved in 2020 as compared to $202.3 million in 2019. Total productivity savings since 2015 amount to approximately $738 million.

Lower Operating Costs

A 9.4% or approximately $111 million reduction in annual operating costs since 2019.

Critical Capital Investments

We invested approximately $1.9 billion in capital to expand the electricity grid and renew and modernize existing infrastructure.

Sustainability Leadership

Our sustainability progress was again recognized by our peers, with Corporate Knights ranking us 11th in its annual list of Best 50 Canadian Corporate Citizens and the Canadian Electricity Association re-designating Hydro One as a Sustainable Electric Company.

Progressive Relationships with Aboriginal Partners

We accelerated total procurement spending with Indigenous businesses to $42.0 million, our highest spend to date. In addition, the Canadian Council for Aboriginal Business advanced Hydro One to Silver level certification in Progressive Aboriginal Relations from our Bronze level in 2017.

Best Employer, 6th Year

For the sixth consecutive year, Hydro One has been recognized by Forbes in its list of Canada’s Best Employers for 2021, reflecting our commitment to creating a diverse, inclusive and engaged workforce, both during these unprecedented times and into the future.

Executive Compensation Program Overview

The company’s executive compensation program is designed to attract, retain and motivate executives, offering reasonable compensation opportunities in a pay-for-performance environment that considers all stakeholders. The program is designed to incentivize executives within legislative constraints to achieve our corporate strategy and enhance long-term shareholder value.

Hydro One’s executive compensation program also complies with the Hydro One Accountability Act (Hydro One Accountability Act or HOAA) and the directive (the directive) issued by the Ontario Management Board of Cabinet (Management Board of Cabinet) on February 21, 2019 pursuant to the HOAA.

Incentive Plan Results

Hydro One’s compensation philosophy is based on the principle of pay-at-risk being tied to performance results in order to create value for all stakeholders. Based on the 2020 corporate scorecard focused on key operating metrics, none of which had been adjusted during the pandemic, the board approved an annual Short-term Incentive Plan (STIP) payout of 115.08% of target. A full description of the 2020 corporate scorecard performance measures and results is provided under Short-term Incentive Decisions for 2020 commencing on page 72.

Compensation Decisions in 2020

The ongoing social and economic impacts of the global pandemic have informed our 2020 compensation decisions. Our decisions recognize and reward employees for their tireless commitment and resilience balanced against the interests of all stakeholders, including the need for prudent fiscal management during this period of economic uncertainty and recovery.

Our executive compensation programs generally remained unchanged in 2020, but to further promote a pay- for-performance philosophy and align executive compensation outcomes with shareholder value creation, Hydro One adopted a Relative Total Shareholder Return (relative TSR) measure for our 2020 cash-settled long-term incentive program (cash-settled LTIP) grants. The relative TSR measure supplements the existing earnings per share (EPS) and productivity measures, and assesses our performance relative to the S&P/TSX Capped Utility Index.

1 Transmission SAIDI (System Average Interruption Duration Index) multi-circuit

58 Hydro One Limited | 2021 Management Information Circular

The details of the relative TSR measure are outlined on page 79.

In 2020, no adjustments were made to either the STIP or 2020 cash-settled LTIP from the performance measures and targets established at the beginning of the year.

The HRC continues to monitor market trends to ensure the organization responds to all stakeholder needs with appropriate approaches to compensation and governance.

2021 Priorities

This past year has demonstrated that Hydro One’s people and culture are critical to the successful execution of the company’s corporate strategy. We will continue to engage our employees as we transform our culture to realize our greater purpose of energizing life in Ontario.

In 2021, the HRC will continue to monitor the execution of Hydro One’s strategy and the evolution of an organizational culture which promotes development, accountability and a healthy work environment, emphasizing mental health and overall well-being. The HRC will also track Hydro One’s relative TSR performance, with the objective of further aligning compensation outcomes with shareholder value creation.

A particular focus will be on progressing our efforts on equity, diversity and inclusion across all levels of employment. Hydro One has made advancements toward creating an industry-leading culture of diversity and inclusion, as demonstrated by our pledge to the BlackNorth Initiative. In 2021, the HRC will continue to actively engage on the execution of the strategy to deliver on Hydro One’s commitment to advance diversity and inclusion.

The HRC and board of directors remain committed to open and transparent communication about our executive compensation programs. We trust the CD&A provides you with clear and relevant information that allows you to understand and evaluate our executive compensation program and practices, and to cast an informed ‘say on pay’ vote at the upcoming annual meeting. We welcome your comments and questions and invite you to submit them by email c/o the Corporate Secretary at CorporateSecretary@hydroone.com.

Sincerely,

Hydro One Limited | 2021 Management Information Circular 59

EXECUTIVE COMPENSATION

II	– Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) provides information regarding the company’s 2020 compensation approach as well as its compensation practices, policies and plans during that year. This CD&A pertains to Hydro One Limited and its subsidiaries, including Hydro One Inc. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One Limited and its subsidiaries and references to executive(s) refer to employees of the company who hold a vice president role and above, which includes the named executive officers (see “Named Executive Officers” – page 67).

The ELT includes those direct reports to the President and CEO who hold an Executive Vice President (EVP) or Senior Vice President (SVP) title.

A.	Compensation Philosophy and Practices:

i.	Compensation Guiding Principles

This circular is primarily focused on the compensation summary for the NEOs for the year ending 2020 and the executive compensation philosophy, practices and policies that were in place during the year.

2020 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase shareholder value. The following table outlines the principles confirmed by the board and used to inform our compensation decisions:

Principle	Objective
Performance- oriented

To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers
Market competitive	To attract and retain high-performing employees with market-aligned compensation
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging team work
Balanced approach to risk	To support an appropriate level of risk-taking that balances short- and long-term company objectives
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards

60 Hydro One Limited | 2021 Management Information Circular

ii.	2020 Compensation Practices at a Glance

The table below highlights executive compensation practices that we have implemented to drive performance and achieve shareholder value.

✔	What Hydro One Does	Χ	What Hydro One Does Not Do
✔	Pay-for-performance (see pages 58, 59 and 81)	Χ	No hedging (see page 65)
✔	Caps on incentive payouts (see page 72)	Χ	No loans to executives
✔	Independent compensation advice (see page 62)	Χ	No reloading of options or evergreen option plan limits
✔	Benchmarking (see page 63)	Χ	No repricing of stock options
✔	Share ownership requirements (see page 64)	Χ	No single trigger change in control provisions (see page 90)
✔	Incentive Compensation Adjustments – Principles and Practices. Established specific conditions under which the board may apply discretion (see page 65)
✔	Clawbacks (see page 65)
✔	Time periods covered by incentive plans (see pages 72 to 78)
✔	Performance-based vesting (see pages 79 to 80)
✔	Pay-at-risk (see pages 71 to 81)
✔	Align pay to shareholder returns (see page 58)
✔	Fixed number limits on equity plans involving share issuances (see pages 92 and 96)

Human Resources Committee

One of the HRC’s responsibilities is to assist the board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management (see “Corporate Governance – Committee Reports – Human Resources Committee” on page 53).

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange-listed company or otherwise, and through ongoing board of directors and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC, the following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs; particularly, executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the biographies of our HRC members starting on page 15 and details of their additional skills and experience described on page 36.

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EXECUTIVE COMPENSATION

Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive and director compensation matters.

Since October 2018, Mercer (Canada) Limited (Mercer) has served as the independent consultant to the HRC, providing data and advice to assist the committee in carrying out its mandate.

All decisions and actions taken by the HRC and the board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2020 and 2019 are as follows:

	Professional Service Fees (CAD)
Compensation Advisor	Year	Executive Compensation Related Fees	Other Fees(2)
Mercer (Canada) Limited(1)	2020	$54,114	$294,674
	2019	$240,931	$29,110

Note:

1.

In 2020, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the Ontario Energy Board (OEB) for purposes of our distribution and transmission rate filing before the OEB. In 2019, Mercer provided support related to the OEB rate application process.

2.

This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the Mercer consultant providing guidance to the HRC. No fees other than for executive compensation-related matters were charged by the advisors in either 2020 or 2019 for work requested by the HRC or board.

B.	Executive Compensation Framework

The company is subject to an executive compensation framework established pursuant to the Hydro One Accountability Act, 2018 and approved by the Management Board of Cabinet in March 2019. The directive set out certain requirements for Hydro One’s executives.

Hydro One is committed to attracting, retaining and motivating the talent necessary to achieve its strategy, through reasonable compensation programs which include a base salary, short- and long-term incentives, and pension and benefits within the compensation framework.

This compensation framework remains in place for 2020 and was designed to adhere to the requirements set forth in the Hydro One Accountability Act, 2018 which were proclaimed in force by the Province on August 15, 2018.

Key elements of the executive compensation framework include, among other things:

•

maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1% based on Ontario Consumer Price Index (CPI));

•	maximum total direct compensation for other executives no greater than 75% of the President and CEO’s total maximum direct compensation;

•

the maximum total direct compensation may be adjusted annually by the lesser of the rate of Ontario CPI and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees;

•	pension and benefits entitlements shall not be in excess of those provided to non-executive managers; and

•	other bonuses (including signing bonuses), perquisites, or share options are not permitted.

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C.	Named Executive Officer Pay Benchmarking

In 2019, the board engaged Mercer to perform a comprehensive review of Hydro One’s executive compensation program. As part of this review, Mercer developed an updated 2019 compensation peer group that consists of 13 Canadian organizations, including publicly traded organizations in the energy and utilities industries and large government-owned utilities. This peer group reflects:

•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;

•	the unique dynamic of Hydro One’s ownership structure, recognizing the complexity of a publicly traded company with significant investment by the Province; and

•	the particular considerations inherent with highly regulated organizations having large societal impact.

This peer group was used to inform total direct compensation design for Hydro One’s NEOs, each of whom is required to possess a high level of skill and proven experience leading large and complex organizations. The compensation for Hydro One’s NEOs has been structured to comply with the requirements of the Hydro One Accountability Act, and therefore has not been targeted to a specific percentile (such as the median) of this peer group. That said, considering peer practices and Hydro One’s compensation philosophy, NEO total direct compensation includes compensation that is delivered through both base salary and a significant proportion of at-risk performance-based pay, which is aligned with clear performance measures and shareholder expectations over the short- and long-term.

For details on the NEOs’ 2020 target total direct compensation, see Target Compensation Mix on page 81.

Primary Compensation Reference Peer Group

Reference peers were selected based on a number of considerations including industry, size and ownership structure (i.e., private- and public-sector organizations). The organizations selected were similar in size to Hydro One and Hydro One is currently positioned above the 50th percentile of the peer group for each scoping criterion.

Compensation Peer Group

Private Sector Peers	Public Sector Peers
AltaGas Ltd.	British Columbia Hydro and Power Authority
ATCO Ltd.	ENMAX Corporation
Emera Incorporated	Hydro-Québec
Fortis Inc.	Ontario Power Generation Inc.
Inter Pipeline Ltd.	Toronto Hydro Corporation
Keyera Corp.
Pembina Pipeline Corporation
TransAlta Corporation

Hydro One Limited | 2021 Management Information Circular 63

EXECUTIVE COMPENSATION

Peer Group Analysis

Notes:

1.

The total assets and total revenues are calculated using data for the most recently reported 12-month period ending December 31, 2020. Peer information included in this chart was prepared by Mercer using data from S&P Capital IQ.

2.	The market capitalization of Hydro One was approximately $17 billion and its total enterprise value was approximately $31 billion as at December 31, 2020.
3.

Market capitalization is calculated based on the number of common shares outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt. Public Sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

D.	Compensation Governance

i.	Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives, all within legislative constraints. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC to ensure they align with the company’s strategic plans, risk profile and risk management principles.

ii.	Compensation Practices

Practice	Description
Share Ownership Requirements(1)

To better align the interests of the company’s executives with the interests of Hydro One’s shareholders, the company has share ownership requirements based on the level of the position. Under these requirements, the company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of the company’s common shares, management deferred share units (management DSUs), 25% of performance cash-settled LTIP grants(1), and/or time vested restricted share units (RSUs) granted under the former long-term incentive plans. Individuals have until the later of seven years(2) from: (a) the closing date of the initial public offering of Hydro One’s shares in November 2015; and (b) the date they first became subject to the share ownership requirements. Executives who are promoted to a level with a higher share ownership requirement have until the seventh anniversary of the date of their promotion to meet their new share ownership requirement. The executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 25% of the target value of outstanding cash-settled LTIP is counted during the vesting period. This practice reflects the company’s inability to grant equity based awards (which would count toward the requirement), under the current executive compensation framework. The expectation is upon the vesting of cash-settled LTIP awards, executives will use a portion of the proceeds to purchase common shares. Once cash-settled awards have vested they are not counted toward the achievement of ongoing share ownership requirements.

The share ownership requirements as a multiple of annual base salary(3) are set forth below:

President and CEO	3x
EVP or equivalent Direct Report to the President and CEO	2x
All Other Executives – SVP or equivalent, and Vice President Level or equivalent	1x

64 Hydro One Limited | 2021 Management Information Circular

Practice	Description
Anti-Hedging

Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted, as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.

Trading Restrictions	Executives are prohibited from trading Hydro One securities during our trading blackout period, and at any other time when they possess undisclosed material information.
Incentive Compensation Adjustments – Principles and Practices

Hydro One is committed to meeting all targets established at the outset of the incentive compensation performance periods. However, exceptional circumstances outside of management’s control may occur.

In 2019, the HRC established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.

Clawbacks

Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Options, PSUs, RSUs, other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Notes:

1.

Cash-settled LTIP grants with an emphasis on performance-based payouts were created to continue the alignment of company performance with shareholder interests. For purposes of assessing the requirement, 25% of the target value of annual cash-settled LTIP is counted during the vesting period. Upon vesting and settlement in cash, the awards no longer count towards the requirement.

2.	Timeframe to acquire shares for compliance with the executive share ownership requirement was increased from five to seven years on March 25, 2019.
3.	The multiple of base salary for the President and CEO was reduced from 5x to 3x; and for EVPs, it was reduced from 3x to 2x; All other executives remained at 1x.

iii.	Environment, Social and Governance (ESG)

At Hydro One, we are committed to operating safely in an environmentally and socially responsible manner in partnership with our customers and community stakeholders to build a brighter future for all. We understand that our long-term performance depends on incorporating sustainability into all aspects of our business and are mindful that our decisions today are key to creating a more sustainable tomorrow.

Hydro One directly links a variety of ESG measures to compensation outcomes through our short-term incentive plan. The 2020 team scorecard includes Safety, System Reliability and Customer measures, which supplement a variety of specific ESG indicators included on individual scorecards.

Hydro One continues to strengthen our commitment to ESG, with a focus on the three priority areas where we believe we can make the greatest impact.

Climate Change & Extreme Weather	Indigenous & Community Partnerships	Diversifying Talent

Hydro One’s board of directors has oversight of sustainability through its strong governance and committee structure. Oversight and accountability at the management level resides with the Chief Corporate Affairs and Customer Care Officer, while leadership is provided by the executives responsible for key functional areas. Due to the cross-functional nature of ESG, Hydro One also has a sustainability committee, led by senior level management, which provides strategic advice and perspectives on current, emerging and key sustainability issues.

Further information can be found in Hydro One’s most recent sustainability report. https://www.hydroone.com/sustainability/.

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EXECUTIVE COMPENSATION

iv.	Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of a say on pay vote is to obtain shareholder input on executive compensation at each AGM.

The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following say on pay advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2021 annual meeting of shareholders of the company.”

Because your vote is advisory, it will not be binding upon the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors of the corporation remain responsible for overseeing the company’s executive compensation practices and are not relieved of these responsibilities by a positive advisory vote by shareholders.

E.	Executive Compensation Decision-making Process

Hydro One’s compensation decision-making process involves management, the HRC, third-party compensation advisors, and the board for final approval. Outlined below is a general overview of the process the company has historically followed in determining compensation.

To promote robust decisions and analysis of recommendations, and to ensure the implications on diverse stakeholders are considered, management recommendations are initially brought forward at an HRC meeting and then reviewed and recommended to the board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the board.

In 2019, the HRC oversaw the implementation of the executive compensation framework and in 2020, it continued to monitor the compensation program to ensure it was achieving its intended results and to understand the impact of the global pandemic on operations and stakeholders. The HRC may refine the program over time to ensure that it continues to be aligned with the company’s strategy and long-term objectives, subject to the requirements of the HOAA and the directive issued thereunder.

The table below summarizes the company’s compensation decision-making process.

	Management	Human Resources Committee	Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes
Choice of Performance Measures and Annual Targets	Develops annual company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the board for approval	Provides input to the HRC on market practice	Approves performance measures and targets

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	Management	Human Resources Committee	Compensation Advisors	Board
Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends President and CEO’s target compensation to board for approval Reviews and approves target compensation for direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the board for approval	Supports the HRC in reviewing performance results, determines if adjustments are necessary	Approves the performance results
Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the board Reviews performance of the President and CEO’s direct reports		Approves the President and CEO’s performance results
Award Compensation	President and CEO recommends compensation for the President and CEO’s direct reports	Reviews, finalizes, and approves compensation for the President and CEO’s direct reports Recommends the President and CEO’s compensation to board for approval	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

Hydro One’s management team, the HRC and our compensation advisors all play a key role in determining compensation for the company’s executives and in managing compensation risk.

F.	Compensation Components and Decisions

i.	Named Executive Officers (NEOs)

For purposes of compensation disclosure, this CD&A discloses information about the CEO, the CFO, and the three other most highly compensated executive officers who provided services to the company during 2020. The NEOs for 2020 are as follows:

Name	Title
Mark Poweska	President and Chief Executive Officer
Chris Lopez	Chief Financial Officer
David Lebeter(1)	Chief Operating Officer
Paul Harricks	Chief Legal Officer
Jason Fitzsimmons	Chief Corporate Affairs and Customer Care Officer

Notes:

1. Mr. Lebeter was appointed Chief Operating Officer effective January 2, 2020.

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EXECUTIVE COMPENSATION

The biographies for our current executive officers as of December 31, 2020 follow:

Mark Poweska, 51 President and Chief Executive Officer	Please see Mark Poweska’s biography under “Director Profiles” on page 21.
Chris Lopez, 46 Chief Financial Officer

Chris Lopez is the Chief Financial Officer (CFO) of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 21 years of progressive experience in the utilities industry in Canada and Australia. As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain. Mr. Lopez is also currently responsible for Strategy and Growth, including Hydro One Telecom Inc. and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant with Rio Tinto in Australia.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

David Lebeter, 61 Chief Operating Officer

David Lebeter is the Chief Operating Officer (COO) of Hydro One Networks Inc. (HONI), a role he assumed in January 2020. Mr. Lebeter is responsible for transmission and distribution at the utility including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. He is also responsible for Hydro One Remote Communities Inc., which serves remote communities in Ontario’s Far North.

Mr. Lebeter has over 39 years’ experience in the utility and forestry sectors, and has been a vocal leader and a strong advocate for a safe and engaged workforce.

Before joining the organization, he held executive positions at BC Hydro, including Senior Vice President of Safety and Vice President of Transmission & Distribution Field Operations. Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D designation from the Institute of Corporate Directors.

Mr. Lebeter holds a Bachelor degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an EMBA from Simon Fraser University.

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Paul Harricks, 66 Chief Legal Officer

Paul Harricks is the Chief Legal Officer of Hydro One Limited and Hydro One Inc., leading all aspects of the organization’s regulatory, legal, compliance, corporate governance and business ethics activities. Prior to joining Hydro One in September 2019, Mr. Harricks practiced law for about 40 years, working extensively in the energy and infrastructure industries and serving as a partner and leader of the Energy Sector Industry Group of Gowling WLG Canada LLP, a major Canadian law firm.

A seasoned and trusted legal and strategic advisor, Mr. Harricks has delivered effective results in the fields of electricity distribution, transmission and generation and has led a range of public and private mergers and acquisitions.

Mr. Harricks is a past Director of the Association of Power Producers of Ontario and is currently Chair of the Energy Committee of the Toronto Region Board of Trade, where he also serves on the Policy & Advisory Committee. He has been an active member of the International Bar Association. He is also a Director and Audit Committee member of Pioneering Technology Corp.

He holds a Bachelor degree from the University of Toronto and an LLB from Osgoode Hall Law School.

Jason Fitzsimmons, 50 Chief Corporate Affairs and Customer Care Officer

Jason Fitzsimmons is the Chief Corporate Affairs and Customer Care Officer of HONI. In this role, held since August 2018, Mr. Fitzsimmons has oversight of the company’s customer service, external relations, communications and marketing, sustainability and indigenous relations functions. Prior to his current role, he served as the company’s Vice President of Labour Relations.

With more than 26 years of experience in the electricity sector, Mr. Fitzsimmons is a highly regarded leader with a proven track record for executing large-scale transformations and building strong relationships with key stakeholders.

Before joining the company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for its Nuclear division.

He is a Certified Human Resource Executive known for his broad experience in labour management, as well as his passion for health and safety in the workplace. He is a former member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board of Directors for the Electrical Power Sector Construction Association.

ii.	Components and Decisions of 2020 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan (DCPP)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life and disability benefits	• Indirect compensation to assist employees in covering select life events and promoting health and wellness

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EXECUTIVE COMPENSATION

	Component	Form	Objectives
Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of deferred share units (management DSUs)	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Cash-settled performance based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan (Management ESOP)(1)	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership and increase alignment with shareholders’ interests

Notes:

1.

In 2015, the company also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One’s executives (including the NEOs), they increase the alignment of eligible unionized employees with the success of Hydro One. In addition, the company also introduced a Society Represented Employee Share Ownership Plan (Society ESOP) to enable certain eligible employees who are represented by the Society of United Professionals (Society-represented employees) to acquire common shares of the company in a convenient and regular method through payroll deduction.

a.	Base Salary

Base salary is the guaranteed component of compensation which is based on job function, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives. Base salaries are aligned with the executive compensation framework.

Base Salary Decisions for 2020

The following table documents the base salary increases for the five NEOs in 2020. Base salary changes reflect the promotions of NEOs into new roles as members of the ELT in 2019 and 2020.

Following our typical practice, the 2020 base salary changes were approved by the board in February 2020, and effective April 1, 2020 for all NEOs. The 2.1% increase to base salary is aligned with the requirements outlined under the executive compensation framework.

Named Executive Officer	2019 Base Salary(1)	2020 Base Salary(1)	% Change
Mark Poweska	$500,000	$510,500	2.10%
Chris Lopez	$400,000	$408,400	2.10%
David Lebeter	$—	$400,000	N/A
Paul Harricks	$375,000	$382,875	2.10%
Jason Fitzsimmons	$370,000	$377,770	2.10%

Notes:

1.

These columns reflect the NEOs’ base salary as of December 31 of the relevant year, and do not take into account any proration for base salary changes during fiscal years 2019 and 2020, respectively, or acting pay received.

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b.	2020 Short-term Incentive Plan (STIP)

Hydro One’s STIP was designed to:

•	provide market competitive “pay-at-risk” necessary to attract, motivate and retain employees and executives;

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation at risk;

•	focus participants on the drivers of value creation; and,

•	reward participants for achievement of annual corporate and individual performance goals.

All full-time non-union employees, including executives, are eligible to participate in the company’s STIP. A summary of the components of the STIP is provided below.

Elements of the Short-term Incentive Plan	Impact on Award
How the award is determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance

Corporate performance is based on financial and non-financial measures, which seek to align corporate performance with the company’s strategy as detailed in the corporate scorecard.

ESG and Other Non-Financial Measures

•         Health and Safety – to reinforce the importance of keeping our employees safe

•         Customer Satisfaction – to align employees with customer interests

•         Work Program – to align employees with regulatory and customer goals

Financial Measures

•         Net Income – to increase shareholder value by increasing earnings

•         Productivity Savings – to increase shareholder value by decreasing operating, maintenance and administration (OM&A) and capital-related costs

See pages 72 to 74 for more information about the performance measures and results related to the company’s corporate scorecard.

Individual performance

Individual performance is assessed based on the achievement of corporate-aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO’s key accomplishments starting on page 75.

Range of awards

Awards may range from 0 to 100% for the President and CEO and EVPs, and from 0 to 150% of target short-term incentive for employees who hold an SVP role (and below), based on corporate and individual performance.

Human Resources Committee/ Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period and recommends the “overall STIP performance multiplier” to the board for approval using incentive compensation adjustment principles and practices.

Payout

The payout may be in cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the prevailing market price of the common shares upon settlement, after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

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EXECUTIVE COMPENSATION

The STIP payout is calculated based on the following formula.

Note:

Consistent with the requirements of the executive compensation framework, STIP payouts for the CEO and EVPs are capped at 100% of the target award.

Short-term Incentive Decisions for 2020

1. Corporate Performance Scorecard

Hydro One’s corporate scorecard (scorecard) was developed by management and approved by the board, on the recommendation of the HRC, at the beginning of 2020. No changes to the scorecard were made during the year in terms of measures or targets. The scorecard performance measures were based on Hydro One’s objectives and business plan for the year and established “threshold”, “target”, and “exceeds” performance levels for each performance measure. Hydro One’s scorecard is a balanced scorecard measuring financial and non-financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy.

To establish the performance levels for each performance measure, management models a broad range of scenarios and provides benchmarking data to demonstrate the rigour and stretch embedded in the performance levels (threshold, target and exceeds) relative to similar organizations. In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the board for approval.

Payouts under the STIP for 2020 were based on Hydro One’s performance and individual performance relative to the scorecards. In determining the company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance level for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

Hydro One is focused on corporate social responsibility and outlines its practices in its annual Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer satisfaction.

The table on the next page sets out Hydro One’s corporate performance measures and results for 2020. Based on the company’s results, the HRC recommended, and the board of directors approved, an overall STIP performance multiplier equal to 115.08% of the target for 2020 for the corporate component.

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Performance Levels and Actual Achievement (represents Hydro One 2020 Achievement)	Threshold	Target	Exceeds	Actual	Weighting	Percentage Achievement	Contribution to Team Scorecard
Health & Safety (20%)							
Recordable Incidents: Incidents per 200,000 hours	1.023	0.972	0.920	0.874	10.00%	150.00%	15.00%
Reliability (10%)							
Transmission (Tx) Reliability: Minutes per Delivery Point (SAIDI)	8.1	7.9	6.3	4.6	5.00%	150.00%	7.50%
Distribution (Dx) Reliability: Hours per Customer (SAIDI)	7.0	6.1	5.9	7.3	5.00%	0.00%	0.00%
Work Program (10%)							
Transmission (Tx) In Service Additions: Variance (%) to approved budget of $931M	+/-5%	+/-2%	+/-1%	944	5.00%	130.18%	6.51%
Distribution (Dx) In Service Additions: Variance (%) to approved budget of $664M	+/-3%	+/-2%	+/-1%	668	5.00%	150.00%	7.50%
Net Income (30%)[1]							
Adjusted Net Income to Common Shareholders: $M	808	861	914	903	30.00%	139.62%	41.89%
Productivity (10%)							
Productivity Savings: $M	221.4	260.5	286.5	266.0	10.00%	149.04%	14.90%

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EXECUTIVE COMPENSATION

Although Hydro One did not meet all performance objectives in 2020, we have achieved critical advances in the majority of our key metrics:

•

Health and Safety: In 2020, Hydro One tragically lost a team member due to a motor vehicle collision. While we did not meet our 2020 serious injury target, we will act to eliminate serious injuries and fatalities by turning the recommendations from the Safety Improvement Team into action. Hydro One continued to make tremendous progress in reducing the recordable injury rate, with a decline of approximately 90% over the past 10 years.

•

Work Program: In 2020, Hydro One continued to deliver strong Transmission (Tx) Reliability results with a 42.2% year-over-year improvement. While Distribution (Dx) Reliability results fell short of the target, Hydro One will continue to work toward stronger results in our Dx portfolio. Results exceeded targets for both Tx and Dx In-Service Additions as a result of strong leadership and coordination across many lines of businesses to pause, re-plan and restore many projects in response to the pandemic.

•	Adjusted Net Income(1): 2020 adjusted net income to common shareholders was approximately 5% better than budget, primarily due to higher peak demand and electricity consumption.

•

Productivity Savings: We achieved a strong productivity savings result of $286.0M, primarily as a result of accelerated fleet optimization, incremental customer service initiatives, procurement savings related to material and services and secondary land use revenues.

•

Customer Satisfaction: Customer satisfaction for Commercial and Industrial customers achieved an all-time high of 86%. Our Residential and Small Business customer satisfaction continued to be strong and exceeded target by 1%, while our Transmission customer satisfaction dropped below target by 4%.

Note:

1.

Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company’s performance and is considered a useful metric of evaluating the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Measures” in the Management’s Discussion and Analysis of Hydro One Limited which can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com for more information.

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The following details key accomplishments for each NEO during 2020:

Named Executive Officer	Key Accomplishments
Mark Poweska President and Chief Executive Officer

Under Mr. Poweska’s leadership, Hydro One has continued to successfully transform its safety culture, strengthen its leadership team, enhance its relationships with key stakeholders and regulators, and gain employee support and alignment behind the company’s new vision, mission and corporate strategy.

Mr. Poweska enhanced the overall safety culture by leading the development of Hydro One’s Corporate Safety Plan and endorsing the 11 recommendations of its Safety Improvement Team, which focus on moving the company toward its goal of zero life-altering injuries and fatalities. In addition, he appointed a new Chief Safety Officer, established Hydro One’s Safety Centre of Excellence, introduced all-employee safety calls with participation from union executive, and improved the overall rigour and frequency of near-miss reporting.

Under his direction, Hydro One launched a leadership competencies program aligned to the corporate strategy, introduced Diversity and Inclusion Forums, and provided unconscious bias training for the ELT. Mr. Poweska personally pledged his support to the BlackNorth Initiative, which is committed to ending anti-Black systemic racism and creating opportunities for underrepresented groups. Additionally, he strengthened and diversified his leadership team, with succession and development plans now in place that add a diversity lens to the talent identification process. In addition to the appointment of a new Chief Safety Officer, Mr. Poweska was directly involved and approved the appointment and selection of Hydro One’s SVP of Strategy and Growth, Chief Human Resources Officer, Vice President Distribution, Vice President Business Technology and Vice President Indigenous Relations – with the majority of these selections encompassing diverse candidates.

Despite the challenges posed by COVID-19, Mr. Poweska successfully led the execution of Hydro One’s corporate strategy and workplan, advancing initiatives across all five priority areas. A key element of the corporate strategy was to strengthen Hydro One’s presence in Ontario and its reputation as a thought leader and trusted advisor with key customers, stakeholders and investors. To that end, Mr. Poweska successfully repositioned the company as a leader in the electrical utility sector by meeting regularly with investors, regulators, government and other key stakeholders; being the keynote speaker at major business and industry conferences; gaining recognition as Leader of the Year in Energy by the Ontario Energy Association (OEA); and representing the company on the Minister of Energy’s Advisory Council, being appointed board Chair of the OEA, and sitting on the boards of the Canadian Electrical Association and the Western Energy Institute.

Chris Lopez Chief Financial Officer

Under Mr. Lopez’s leadership, Hydro One achieved a total shareholder return of 18.5% and overall investor perception increased by 10.2%, with feedback confirming concerns over new management and government/regulator oversight had been allayed. This contributed to strong in-year share price performance, increasing 14.2%, outperforming all peers.

Additionally, debtholder perception improved and rating agencies maintained strong credit ratings, stable outlooks and favourable comments on Hydro One’s access to debt markets. These positive attributes, coupled with a well-timed debt issue resulted in Hydro One obtaining substantial liquidity going into the pandemic. This avoided the financial pressure felt by many companies early in the pandemic. The favourable investor perceptions and strong credit ratings supported total borrowings of $2.725 billion at competitive rates during the year, almost twice the previous year’s borrowing, including a $425 million issue the proceeds of which were used to redeem all outstanding Preferred Shares of Hydro One Limited, further optimizing Hydro One’s capital structure.

Mr. Lopez’s responsibilities expanded during the year to include the Strategy and Growth portfolio, with a mandate to monitor/maintain the company’s Strategy and execute the Growth plan. In addition to recruiting the SVP Strategy and Growth, he successfully led the development of the growth roadmap aligned with corporate strategies and objectives and established an annual strategy cycle and Strategic Implementation Office (SIO).

Mr. Lopez and his team completed the acquisitions of Orillia Power Distribution Corporation and the business and distribution assets of Peterborough Distribution Inc., with the integration nearly complete; and achieved growth targets for Hydro One’s rate base and net income, as well as Telecom’s net income.

Mr. Lopez oversaw Hydro One’s efforts to update and enhance its ERM program through significant investments in 2020. Effective ERM allows Hydro One to better articulate and provide visibility into the key risk management activities occurring within the organization.

In 2020, Mr. Lopez oversaw Hydro One’s continued realization of productivity savings, $286 million or 41.4% higher than 2019, building on successes from earlier years. This performance was driven by accelerated fleet optimization, incremental customer service initiatives, procurement savings related to material and services and secondary land use revenues.

Additionally, Mr. Lopez successfully oversaw the development of a shared services strategy and roadmap, ensuring alignment with the corporate strategy and employing technology to streamline operational processes. He continued to oversee the execution of the company’s real estate strategy.

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EXECUTIVE COMPENSATION

Named Executive Officer	Key Accomplishments
David Lebeter Chief Operating Officer

Since joining Hydro One in January 2020, Mr. Lebeter has helped lead the company’s COVID-19 response, delivering on its key priorities of protecting employees and maintaining the safe and reliable supply of electricity to Hydro One customers. Specifically, Mr. Lebeter led the Emergency Operations Centre team that oversaw all areas of the company’s response, including the safe return to work for both field and office workers, a key element in improving Hydro One’s safety culture and performance.

Under Mr. Lebeter’s leadership, the Operations Management team finalized and began implementing Hydro One’s new operations strategy in support of the company’s corporate strategy. The operations strategy is a five-year roadmap, with goals, deliverables and key performance indicators outlined for each corporate initiative.

Mr. Lebeter is overseeing the development of the investment plan for the company’s joint rate application (JRAP) to the Ontario Energy Board (OEB), ensuring all OEB-identified improvements are being incorporated into the application and it is proceeding as per the development schedule. Additionally, he has strengthened reporting on the status of Hydro One’s capital projects, clearly demonstrating overall improvements to portfolio performance.

Mr. Lebeter also oversaw the successful integration of Orillia Power Distribution Corporation and the business and assets of Peterborough Distribution Inc. into the Hydro One family during the year.

Mr. Lebeter is the executive co-sponsor of Mosaic, a multicultural network and Employee Resource Group that advocates for a more diverse, inclusive and equitable workplace. During the year, Mr. Lebeter strengthened the organizational design and diversity of the Operations Management team, adding two new individuals who represent increased gender, ethnicity and experience, ultimately increasing the depth of the talent pool for future promotions.

Paul Harricks Chief Legal Officer

In 2020, Mr. Harricks successfully spearheaded the company’s legal and regulatory response on a number of critical projects, governance files, business opportunities and policy matters that are of significant strategic importance to Hydro One.

Mr. Harricks successfully led Hydro One’s Deferred Tax Asset (DTA) appeal before the Ontario Divisional Court, which ruled in Hydro One’s favour. The Court set aside the decision of the OEB, which is now in the process of implementing the Court’s opinion regarding appropriate tax savings allocations.

Under Mr. Harricks’ direction, Hydro One implemented a new formal and centralized privacy function, introduced a more customer-friendly Privacy Code, established other key privacy artefacts and conducted the first annual Privacy Breach Response Plan testing session, which will, among other things, form the basis of Hydro One’s annual cybersecurity reporting required by the OEB.

Mr. Harricks oversaw improvements to the governance framework of the organization, revising the mandate and structure of key governance committees to more fully align with Hydro One’s corporate strategy. In addition, he was involved in strengthening overall policy matters at Hydro One, for example, by updating the Records Management Program’s classification scheme and records retention schedule and establishing an electronic signature policy.

Mr. Harricks led the development of Hydro One’s new regulatory strategy which was approved by the Governance & Regulatory Committee in 2020.

A leader of the company’s joint rate application (JRAP) to the OEB, Mr. Harricks continues to develop evidence and materials to guide the JRAP Steering Committee, as well as keep senior leadership and the board apprised of new developments.

Under Mr. Harricks’ leadership, in 2020 the company completed its acquisition of Orillia Power Distribution Corporation from the City of Orillia and the acquisition of the business and distribution assets of Peterborough Distribution Inc. from the City of Peterborough.

Mr. Harricks is an executive sponsor of the newly established Strategic Policy Committee, which addressed a number of critical issues in 2020, including the OEB’s consultations on distributed energy, COVID-19 costs, broadband regulation, and the government’s consultation on long-term energy planning.

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Named Executive Officer	Key Accomplishments
Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer

Under Mr. Fitzsimmons’ leadership, Hydro One improved its customer experience and satisfaction levels, enhanced the company’s brand and reputation by building trust with customers, communities and Indigenous partners during the pandemic, and helped 15 Ontario communities to advance their energy and climate action plans.

Mr. Fitzsimmons and his team improved the new customer connection process for both residential and Large Distribution Account customers – streamlining it, making it more transparent and accessible via online tools, and improving overall service levels, with post-connection survey results indicating customer satisfaction levels increased to 80% from 75% in 2019.

The Customer Service team completed 1,200 IESO conservation and demand management projects for business customers and supported 13,900 households through the Affordability Fund Trust, driving customer bill savings of approximately $26 million and energy savings of 180 million kilowatt hours.

Mr. Fitzsimmons successfully led the Customer Care and Corporate Affairs team to realize $7.9 million in savings due mainly to efficiencies and productivity improvements. With 44% of the company’s customer base now enrolled in paperless billing, a recent benchmarking report released by the Canadian Electricity Association (CEA) places Hydro One in the top third of Canada utilities for e-billing enrolments among CEA peers.

Under Mr. Fitzsimmons’ direction, Hydro One continued to strengthen its ESG commitments, building meaningful relationships and capacity with Indigenous communities and advancing work on Call to Action #94 from the Truth and Reconciliation Report. Achievements include advancing from Bronze to Silver level certification under the Canadian Council for Aboriginal Business’ Progressive Aboriginal Relations (PAR) program, signing an Interim Engagement Agreement with the Indigenous Transmission Limited Partnership regarding the Waasigan project, and partnering with GlobalMedic to provide over 13,500 food and safety kits to First Nations communities and supporting the Métis Nation of Ontario’s pandemic relief fund.

Hydro One’s Sustainability Report reinforced the company’s commitment to managing its environmental footprint, building meaningful partnerships and diversifying Hydro One’s workforce.

Mr. Fitzsimmons and his team continued to enhance Hydro One’s status as a trusted brand. Impacting these positive results was Hydro One’s advocacy for customers and the creation of a Pandemic Relief Program, to complement other customer support initiatives.

In 2020, Mr. Fitzsimmons was recognized in the Globe and Mail Report on Business as one of Canada’s 50 Best Executives.

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EXECUTIVE COMPENSATION

2.	STIP Decision Summary

The following summarizes the STIP payout for each NEO considering the corporate and individual performance as approved by the HRC and board of directors.

Named Executive Officer/ Principal Position	STIP Target (%)(1)	STIP Target ($)(2)	Corporate Achievement (%)(3)	Individual Achievement (%)(3)	STIP Payout(3)	STIP Payout as a % of Target(3)
Mark Poweska President and CEO	100%	$507,889	115.08%	100.00%	$507,889	100.00%
Chris Lopez Chief Financial Officer	80%	$325,049	115.08%	100.00%	$325,049	100.00%
David Lebeter Chief Operating Officer	80%	$319,126	115.08%	100.00%	$319,126	100.00%
Paul Harricks Chief Legal Officer	50%	$190,459	115.08%	100.00%	$190,459	100.00%
Jason Fitzsimmons Chief Corporate Affairs and Customer Care Officer	40%	$150,335	115.08%	137.00%	$179,596	119.46%

Notes:

1.	Incentive target as of December 31, 2020.
2.	Aggregate target incentive award for 2020 (reflecting time with the organization where applicable).
3.

Under the requirements of the executive compensation framework, Messrs. Poweska, Lopez, Lebeter, and Harricks receive STIP awards capped at 100% of target award. To adhere with this requirement, the total STIP payout has been limited to 100% of target.

c.	Cash-Settled Long-term Incentive Plan

Hydro One’s long-term incentive plan (LTIP) was designed to:

•	provide market competitive compensation;

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests; and

•	reward executives for longer term value creation.

To align with the executive compensation framework, and ensure that executives do not exceed the maximum compensation levels, a cash-settled LTIP was introduced in 2019. The grants under this plan are not tied to share price, nor are they eligible for dividend equivalents. Therefore, no share based awards or options were issued in 2020.

It is important to note that the LTIP grants continue to provide strong shareholder alignment as they are 100% performance based with performance measures based on earnings per share (EPS), including the requirement that the dividend does not decrease in any rolling 12 months during the performance period, and productivity savings.

For the LTIP grants made in 2020, a Relative Total Shareholder Return (Relative TSR) measure was added to further align executive compensation with long-term shareholder value creation and support our pay-for- performance philosophy. This measure compares Hydro One’s Total Shareholder Return over three years to that of the S&P/TSX Capped Utilities index.

The company’s former equity-settled LTIP plan was introduced in 2015 with the first grants made in 2016 and the last grants made in 2018. The performance measures under the former plan were based on EPS and the dividend rate as described below. For details of this former equity-settled plan, see page 93.

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LTIP is available to executives and certain non-union employees of Hydro One as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-term Incentive Program	Impact on Award
Types of Awards

Cash-Settled LTIP: An award that will be settled in cash in the future, subject to the achievement of specified performance criteria. The awards are not tied to share price nor do they accumulate dividend equivalents.

Vesting

Awards granted in 2020 vest after the three-year performance period (February 28, 2023), subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each cash-settled LTIP award granted in 2020 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2020 to December 31, 2022 (the performance period):

1.   three-year average EPS (subject to a dividend rate modifier) – 65% weighting;

2.   three-year productivity savings – 25% weighting; and

3.   three-year relative TSR, (S&P/TSX Capped Utilities Index) – 10% weighting.

The EPS and Relative TSR performance measures demonstrate a commitment to achieving long-term growth for shareholders, while the productivity measure is aligned with the company’s strategic focus on operating efficiencies.

Three-year average EPS: The adjusted net income attributable to shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate: If the 12-month rolling average dividend rate during the performance period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the performance period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Three-year productivity measure: Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. Identified savings were quantified and embedded in the business plan having regard to the mutual benefit to customers and shareholders.

Relative TSR: Measures Hydro One’s total shareholder return over the performance period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

Range of Awards

The LTIP payout is a function of the overall Performance Multiplier which is based on the three-year average EPS performance (65% weighting) with a dividend rate modifier, the productivity performance (25% weighting), and the relative TSR performance (10% weighting). Under the executive compensation framework, the total award is subject to an overall maximum payout of 100% for the President and CEO and EVPs, and 150% for all other employees.

Human Resources Committee/ Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period and recommends the performance multiplier to the board for approval using incentive compensation adjustment principles and practices.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

Long-term Incentive Decisions for 2020

In 2018, the board of directors at that time set three-year average EPS performance measures and dividend rate modifier for the 2018 PSU grants made under the company’s former equity-settled LTIP as outlined below. These targets were based on the adjusted net income targets of the 2018 to 2020 business plan.

To establish the performance levels (threshold, target and exceeds) corresponding to the performance multipliers, management provided the HRC with modelling of a broad range of scenarios to demonstrate the rigour and stretch embedded in the performance levels.

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EXECUTIVE COMPENSATION

In 2019, The HRC recommended, and the board deemed it appropriate, to approve an adjustment to the EPS target for the fees associated with the proposed Avista Corporation acquisition impacting net income (by $140 million in 2019 and $29 million in 2018). This adjustment was made to ensure that employees participating in the incentive compensation programs for which EPS was a performance measure were rewarded for performance of the business under their reasonable control.

Over the 2018 to 2020 performance period, Hydro One’s three-year average adjusted EPS was $1.47 resulting in a performance multiplier of 200% for the 2018 PSU grants. Since the 12-month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2018 PSUs was 100%. These results reflect the organization’s strong financial performance from 2018 to 2020.

Other than Mr. Lopez and Mr. Fitzsimmons, no current NEOs were awarded 2018 PSU awards.

EPS Performance Assessment

Meets or Exceeds Budget	Below Budget	Below Threshold	Actual Performance

EPS (100%)

3-year average EPS (100% weighting)

Threshold:
1.19
Exceeds:
1.40
1.47
Target: 1.30

100.00%	**200.00%**	**200.00%**

2020 Long-term Incentive Grants Awarded

Salary ($) × **Target LTIP** *(% of Salary)* × [[**EPS Performance** *EPS Performance Weight × EPS Performance Multiplier* × **Dividend Rate Modifier** *0 or 100%*] + **Productivity Performance** *Productivity Performance Weight × Productivity Performance Multiplier* + **Relative TSR Performance** *Relative TSR Weight × Relative TSR Multiplier*] = **LTIP Payout at end of three-year performance period**

Notes:

Consistent with the requirements of the executive compensation framework, cash LTIP payouts for CEO and EVPs are capped at 100% of target.

As previously described, in order to comply with the executive compensation framework, Hydro One changed its LTIP from a share based plan to a cash-settled LTIP. The performance measures for this plan consist of a three-year average EPS measure with a dividend rate modifier (similar to the former LTIP grants), a three-year productivity measure, and a three-year relative TSR measure.

Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. All known and anticipated quantifiable productivity improvements are included in the business plan with clear accountabilities for delivering the anticipated savings. The three-year productivity targets align directly with the productivity commitments presented in the approved 2020 to 2025 business plan.

Hydro Ones’s relative TSR performance is compared to the S&P/TSX Capped Utilities index. The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One.

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LTIP Grants awarded to the NEOs in 2020 are outlined below.

Named Executive Officer	Share-based Awards Value(1)	Option-based Awards Value(1)	Cash-settled Awards Value(2)	Total Grant Value
Mark Poweska	$0	$0	$500,000	$500,000
Chris Lopez	$0	$0	$400,000	$400,000
David Lebeter	$0	$0	$400,000	$400,000
Paul Harricks	$0	$0	$375,000	$375,000
Jason Fitzsimmons	$0	$0	$314,500	$314,500

Notes:

1.	No share-based or option-based awards were granted in 2020.
2.	The value of the cash-settled LTIP does not appear on the summary compensation table in 2020 as the grant will not vest until 2023.

d.	Target Compensation Mix

The target compensation mix aligns with the executive compensation framework and the HOAA and reflects Hydro One’s compensation philosophy emphasizing pay-for-performance and at-risk compensation, ranging from 55.56% to 66.67% of NEO total compensation. The following summarizes the target compensation mix by NEO.

Notes:

1.	Base salary reflects the annualized base salary as of December 31, 2020.
2.	The short-term and long-term incentive targets are based on base salary as of December 31, 2020.

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EXECUTIVE COMPENSATION

e.	Pension Benefits

Defined Contribution Pension Plan (DCPP)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to Hydro One’s Defined Benefit Pension Plan; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees. A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility

Eligible non-union employees hired on or after January 1, 2016, as well as non-union employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Defined Benefit Pension Plan as of September 30, 2015. All NEOs participate in the DCPP

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental plan” below
Employer match	Employee contributions are matched by Hydro One
Pensionable earnings	Base salary plus actual short-term incentive (but not exceeding 50% of base salary)
Supplemental plan

Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non-registered saving plan in which employer contributions were made on an after-tax basis.

f.	Management Employee Share Ownership Plan

Hydro One strongly supports share ownership by its employees and, accordingly, offers an employee share ownership plan for non-union employees (Management ESOP). The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction. It is designed to:

•	promote an ownership culture among non-union employees;

•	align the interests of non-union employees with shareholder interests; and

•	increase employee awareness and alignment with Hydro One performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the company prior to the date of enrolment in the plan, are eligible to participate. A summary of the components of the Management ESOP is provided below:

Element	Description
Source of shares	Shares are purchased on the market at prevailing prices (non-dilutive)
Employee contribution	Between 1% and 6% of base salary, through payroll deduction
Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year
Vesting	All shares purchased with employee and employer contributions vest immediately

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g.	Other Benefits

NEOs (other than those with grandparented provisions) are not eligible for any other perquisites that are not offered to non-union employees, to align with the executive compensation framework and the directive.

h.	Share Ownership Requirements

The following table shows the status of each NEO’s compliance with the share ownership requirements as at December 31, 2020. All NEOs are on track to meeting or have met the requirements.

The share ownership requirement continues to support the alignment with shareholder experience through:

•	the acquisition of shares through the Management ESOP (all NEOs are currently participants);

•	voluntary participation in the Management DSUs plan; and

•	the performance measures selected for the cash-settled LTIP (EPS, productivity and Relative TSR).

	Share Ownership Requirement			Value of Holdings ($)				Compliance Status Share Ownership Requirement
NEO	Multiple of Salary	Value ($)	Common Shares(1)(2)	RSUs(2)	DSUs(2)	Cash- Settled LTIP(3)	Total Value of Holdings	Ownership Level as Multiple of Salary(4)	Compliance Deadline(5)
Mark Poweska	3.0x	1,531,500	54,625	0	67,047	250,000	371,672	0.7x	May 6, 2026
Chris Lopez	2.0x	816,800	444,505	167,435	860,907	200,000	1,672,847	4.1x	Met
David Lebeter	2.0x	800,000	827	0	0	100,000	100,827	0.3x	Jan 27, 2027
Paul Harricks	2.0x	765,750	18,181	0	0	187,500	205,681	0.5x	Sep 9, 2026
Jason Fitzsimmons(6)	1.0x	377,770	258,850	198,631	0	157,250	614,731	1.6x	Met

Notes:

1.	Common Shares includes shares acquired through the management ESOP, personal holdings and vested shares. These do not include 2018 PSUs which vested on February 28, 2021.
2.

Values are based on the higher of (1) the acquisition/grant price per share of the common shares on date of grant or purchase, and (2) the share price on December 31, 2020. DSUs do not include management DSUs granted in 2021 in respect of 2020 STIP.

3.

For purposes of the share ownership requirements, 25% of the value of outstanding cash-settled LTIP awards are included in the NEOs’ total holdings. Upon vesting and settlement in cash, the awards are no longer counted toward the requirement.

4.	Determined by Total Value of Holdings divided by NEO base salary as of December 31, 2020.
5.

Compliance deadline date is the seventh anniversary of the latest of (1) the closing of the initial public offering of Hydro One’s common shares, (2) the date the executive first became subject to these requirements and (3) the date the executive was promoted. The compliance deadline in the above table is reflected for NEOs that had not met their ownership requirements as of December 31, 2020.

6.	Mr. Fitzsimmons’ share ownership requirements is 1.0x as he holds an SVP equivalent position.

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EXECUTIVE COMPENSATION

G.	Compensation Disclosure

i.	Share Performance

The following graph compares the total cumulative return of a shareholder who invested $100 in Hydro One’s common shares from the closing of the company’s initial public offering (IPO) on November 5, 2015 (using the IPO price of $20.50) to December 31, 2020, with that of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index.

Comparison of 50 Month Cumulative Total Return(1)

Assumes Initial Investment of $100

December 2020

Note:

1.

Hydro One became a reporting issuer on October 29, 2015. The price of Hydro One’s common shares on the closing of the IPO before markets opened on November 5, 2015 was the IPO price of $20.50. This price is compared to the closing prices of the S&P/ TSX Composite Index and S&P/TSX Capped Utilities Index on November 4, 2015. This chart includes dividends paid during the period, inclusive of re-invested dividends.

Hydro One continued its strong share performance in 2020 with a Total Shareholder Return (TSR) of 18.5% as compared to a return of 15.3% for the S&P/TSX Capped Utilities Index. This strong performance was reflective of several factors that demonstrated the resilience of the company and its employees in the face of a global COVID-19 pandemic.

The year started with Hydro One’s well-attended and successful inaugural Investor Day that showcased the various elements of the corporate strategy. Shortly after, the onset of the pandemic necessitated management to react quickly. The workforce subsequently transitioned to remote work practices. The company was guided by two main priorities: to protect Hydro One’s employees and to maintain the safe and reliable supply of electricity to Hydro One’s customers. This quick adjustment enabled the annual work plans and capital investments of $1.9 billion to be unaffected and completed with discipline, and on target, reflecting the spirit of the organization. Working in a virtual environment brought many firsts, including the virtual annual general shareholder’s meeting, virtual earnings calls, and continued virtual interface with current and prospective shareholders. The seamless transition and aggressive ongoing engagement with investors was positively appreciated by the shareholders.

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Regulatory decisions on the Transmission rate filing and the approvals of acquisitions of Orillia Power Distribution Corporation, and the business and distribution assets of Peterborough Distribution Inc. highlighted our constructive regulatory environment. Shareholders applauded the favourable decision by the Ontario Divisional Court on the Deferred Tax Asset appeal which further de-risked the investment thesis. An additional notable item was the renewal of two collective agreements with the Power Worker’s Union.

In addition to these factors, the tremendous customer and community support that Hydro One offered through various initiatives during the pandemic, and a continued focus on reducing costs, increasing productivity, and demonstrating its balance sheet strength, showcased Hydro One’s stable, distinct and unique value proposition. These aspects enabled Hydro One to outperform its peers and the respective indices. The aggregate cost of NEO compensation decreased from approximately $4,723 thousand in 2019 to approximately $3,854 thousand in 2020.

ii.	NEO Compensation Cost as % of Net Income

The following table shows the total compensation for the NEOs of the company for 2020, 2019 and 2018 as a proportion of net income of the company.

	2020	(1)	2019	(2)	2018	(3)
Reported net income(4) ($000s)	$903,000		$918,000		$807,000
Aggregate NEO compensation as reported in the summary compensation table ($000s)	$3,854		$4,723		$20,867
Cost of NEO compensation as a % of net income	0.43%		0.51%		2.59%

Notes:

1.

The aggregate NEO compensation reflects disclosure for five (5) NEOs in 2020. The compensation cost does not include the value of cash-settled LTIP granted in 2020, as the grant will not vest until 2023.

2.

The aggregate NEO compensation reflects disclosure for six (6) NEOs in 2019. The compensation cost does not include the value of cash-settled LTIP granted in 2019, as the grant will not vest until 2022.

3.

The aggregate NEO compensation reflects disclosure for seven (7) NEOs in 2018. The reported net income was adjusted in 2019 to align with the adjusted financial statements. Please refer to Hydro One’s 2019 MD&A for a reconciliation of net income (loss) attributable to common shareholders to adjusted net income attributable to common shareholders.

4.

Values reflect adjusted net income to common shareholders. Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company’s performance and is considered a useful metric of evaluating the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Measures” in the Management’s Discussion and Analysis of Hydro One Limited which can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com for more information.

In compliance with the executive compensation framework and effective March 7, 2019, total direct compensation paid to Hydro One’s new members of the ELT is capped as follows:

(i)	$1.5 million for the President and CEO in 2019 ($1,531,500 in 2020 reflecting the adjustment made for inflation), and;

(ii)

75% of the President and CEO’s total compensation for other executives. Consistent with the HOAA, compensation paid to Hydro One’s President and CEO and his direct reports is completely funded from the company’s earnings and are not recovered in rates nor paid for by customers.

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EXECUTIVE COMPENSATION

iii.	Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2018, 2019 and 2020, as applicable.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share- based Awards(4) (2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All other Compen- sation ($)(6)(7)	Total Compen- sation ($)
Mark Poweska	2020	507,889	N/A	N/A	507,889	N/A	45,438	15,458	1,076,674
President & Chief Executive Officer	2019	328,767	N/A	N/A	328,767	N/A	18,230	1,500	677,264
	2018	–	–	–	–	–	–	–	–
Chris Lopez	2020	406,311	N/A	N/A	325,049	N/A	36,350	63,755	831,465
Chief Financial Officer	2019	400,000	N/A	N/A	320,000	N/A	33,455	155,575	909,030
	2018	320,585	266,513	N/A	655,852	–	28,612	125,808	1,397,370
David Lebeter	2020	398,907	N/A	N/A	319,126	N/A	22,615	277	740,925
Chief Operating Officer	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
Paul Harricks	2020	380,917	N/A	N/A	190,459	N/A	26,342	5,722	603,440
Chief Legal Officer	2019	117,123	N/A	N/A	58,562	N/A	5,884	0	181,569
	2018	–	–	–	–	–	–	–	–
Jason Fitzsimmons	2020	375,838	N/A	N/A	179,596	N/A	32,842	12,602	600,878
Chief Corporate Affairs and	2019	370,000	N/A	N/A	171,964	N/A	31,703	12,331	585,998
Customer Care Officer	2018	298,616	314,418	N/A	158,384	N/A	23,265	8,945	803,628

Notes:

1.

Base salaries presented are actual amounts earned for fiscal years 2018, 2019, and 2020, as applicable. 2019 base salary for Mr. Poweska reflects time worked in 2019 (May 6 to December 31, 2019). 2020 base salary for Mr. Lebeter reflects time worked in 2020 (January 2 to December 31, 2020). 2019 base salary for Mr. Harricks reflects time worked in 2019 (September 9 to December 31, 2019).

2.	No share- or option-based awards were granted in 2019 or 2020.
3.

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary, and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Lopez elected to take 100% of his 2020 award in management DSUs. Messrs. Poweska, Harricks, and, Lebeter elected to take 20% of their 2020 award in management DSUs.

4.

In 2019 and 2020, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary. The actual payout for these awards at the time of vesting will be based on the achievement of predetermined corporate performance objectives. The value of the cash-settled LTIP (see below in table on page 87) does not appear on the summary compensation table in 2019 or 2020, as these grants will not vest until 2022 and 2023, respectively.

5.

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2020. These values do not reflect the employee contributions nor the investment gains/losses for fiscal year 2020.

6.

All active NEOs participate in the management ESOP. Amounts include only the employer contributions to ESOP for all NEOs other than Mr. Lopez. Mr. Lopez’s amount reflects travel and accommodation benefits (in the amount of $50,171) provided under his previously established employment arrangements and is considered a taxable benefit, and $13,584 in respect of employer contributions to his management ESOP.

7.

None of the NEOs, aside from Mr. Lopez as highlighted in note 6 above, are entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary.

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Outstanding Share-based Awards and Option-based Awards

The following chart provides details regarding outstanding option- and share-based awards for the NEOs and based on the share price at close on December 31, 2020(1):

	Option-based Awards(2)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(3)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share-based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(5)
Mark Poweska	N/A	N/A	N/A	N/A	N/A	N/A	67,047
Chris Lopez	N/A	N/A	N/A	N/A	14,610	418,577	860,907
David Lebeter	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Paul Harricks	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jason Fitzsimmons	N/A	N/A	N/A	N/A	17,338	496,734	N/A

Notes:

1.	The closing price of Hydro One’s shares was $28.65 on December 31, 2020.
2.	No option-based awards were awarded in 2019 or 2020. The board granted option-based awards in 2018, however none of the current NEOs received option awards.
3.	No stock options were exercised by NEOs in 2020.
4.	Amounts include all unvested RSUs and PSUs granted in 2018 (which vested February 28, 2021), including dividend equivalents. The amounts assume PSUs vest at target.
5.	The value reflects the value of outstanding management DSUs for Messrs. Poweska and Lopez as at December 31, 2020.

Outstanding Cash-settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2020:

Name	Grant Year	Grant Value	Vesting Date	Current Value(1)
Mark Poweska	2020	500,000	2/28/2023	500,000
	2019	500,000	2/28/2022	500,000
	Aggregate	1,000,000		1,000,000
Chris Lopez	2020	400,000	2/28/2023	400,000
	2019	400,000	2/28/2022	400,000
	Aggregate	800,000		800,000
David Lebeter	2020	400,000	2/28/2023	400,000
	2019	N/A	N/A	N/A
	Aggregate	400,000		400,000
Paul Harricks	2020	375,000	2/28/2023	375,000
	2019	375,000	2/28/2022	375,000
	Aggregate	750,000		750,000
Jason Fitzsimmons	2020	314,500	2/28/2023	314,500
	2019	314,500	2/28/2022	314,500
	Aggregate	629,000		629,000

Notes:

1.

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash LTIP payouts are capped at 100% of target.

Hydro One Limited | 2021 Management Information Circular 87

EXECUTIVE COMPENSATION

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based Awards – Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned during the Year ($)(3)
Mark Poweska	N/A	67,047	507,889
Chris Lopez	N/A	345,228	325,049
David Lebeter	N/A	N/A	319,126
Paul Harricks	N/A	N/A	190,459
Jason Fitzsimmons	N/A	N/A	179,596

Notes:

1.

Hydro One has not granted option-based awards or share-based awards to any employees including the ELT since 2018. No option- based awards or share-based awards were granted in 2019 or 2020 and no NEO holds outstanding options.

2.

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2020 in respect of the 2019 short-term incentive award payment. For all NEOs, the values above are based on the share price of $28.65 on December 31, 2020.

3.	This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental plan as at December 31, 2020:(1)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)
Mark Poweska	18,744	45,438	70,702
Chris Lopez	94,050	36,350	142,968
David Lebeter	0	22,615	24,028
Paul Harricks	5,914	26,342	34,573
Jason Fitzsimmons	83,607	32,842	127,589

Notes:

1.	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after-tax amounts contributed to the prior non-registered savings plan.
2.	Includes the employer contributions, and investment gain/losses during 2020.

88 Hydro One Limited | 2021 Management Information Circular

iv.	Aggregate Dilutive Impact of Equity-Based Compensation Arrangements

The following table shows the aggregate dilutive impact of our equity-based compensation arrangements.

	2020(4)	2019	2018
Overhang – number of common shares available for issuance under all equity-based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year(1)	2.03%	2.19%	2.35%
Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year(2)(3)	0.59%	0.75%	1.05%
Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year(3)	0.00%	0.00%	0.197%

Notes:

1.

The weighted average number of outstanding common shares during the last three years were as follows: 595,756,470 common shares for the year ended December 31, 2018, 596,437,577 common shares for the year ended December 31, 2019 and 597,421,127 common shares for the year ended December 31, 2020.

2.

In connection with the company’s IPO, rights to receive an aggregate of 5,416,449 common shares were granted to certain employees represented by the Power Workers’ Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2018, rights to receive an aggregate of 4,234,155 common shares remained outstanding. At December 31, 2019, rights to receive an aggregate of 3,674,377 common shares remained outstanding. At December 31, 2020, rights to receive an aggregate of 3,154,805 common shares remained outstanding. For further details, see “Share Grant Plans for Certain Members of Power Workers’ Union and the Society of United Professionals” starting on page 97.

3.

LTIP awards consisting of PSUs, RSUs, and stock options granted in 2018 represent 1,174,150 common shares issuable (after giving effect to certain forfeitures) and the total LTIP awards outstanding at December 31, 2018 represent 1,997,560 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100% of their target and all RSUs and stock options vest in full. No LTIP awards consisting of PSUs, RSUs, or stock options were granted in 2019 or 2020. The total LTIP awards outstanding at December 31, 2019 represent 781,887 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100% of their target, and all RSUs vest in full. The total LTIP awards outstanding at December 31, 2020 represent 360,360 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100% of their target, and all RSUs vest in full.

4.

The PSUs granted in 2018 vested on February 28, 2021 with the performance multiplier of 200% approved by the board following the February 24, 2021 board meeting. The vested PSUs were subsequently settled in shares. Incorporating the settled PSUs, assuming they settled on December 31, 2020, the pro forma metrics for the table above would be as follows: 2.00% overhang, 0.55% dilution, and 0.00% burn rate.

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EXECUTIVE COMPENSATION

v.	Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)(4)	Termination without Cause following Change in Control (double trigger)(5)(6)	Termination for Cause
Severance	None	None	1.5x or 2x(4) aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (i) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited
Cash-Settled LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(8), in which case a pro rata portion will vest	Continue to vest according to schedule	Award forfeited
RSUs, PSUs, Options	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(8), in which case a pro rata portion will vest	Consequences depend on circumstances of change in control(7)	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits(3)	Benefits end	Benefits end	Continue for up to 24 months(4)	Continue for up to 24 months	Benefits end

Notes:

1.

The NEOs may voluntarily resign their employment at any time; Messrs. Poweska, Lopez, Lebeter and Harricks are required to give three (3)    months notice. Under the terms of a retention agreement the company has with Mr. Lopez, if he resigns between February 26, 2021 and May 31, 2022, Mr. Lopez will receive:

i.	a prorated short-term award for the fiscal year calculated at target reflecting the period of active service during the fiscal year,
ii.	a long-term incentive grant in 2022, as long as Mr. Lopez remains in active employment through March 31st of the year,
iii.

accelerated vesting of outstanding unvested cash-settled LTIP awards (at 100% of target performance). However, in the event Mr. Lopez resigns pursuant to the terms of his retention agreement, no severance is payable.

2.

All NEOs, with the exception of Mr. Lebeter, are considered to have ‘retired’ under the former LTIP and the cash-settled LTIP if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP NEOs are considered to have retired if they reach age 65, reach age 55 with at least 10 years of service, or such lesser age and service threshold as the board determines. For purposes of the STIP NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines. The board has applied its discretion and approved the following retirement treatment for any unvested LTIP grants that Mr. Lebeter is holding at the time of his retirement in the event of his retirement after completion of:

i.

three (3) years of continous service and providing at least six (6) months’ notice of retirement, a portion of his unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant. The proration will be based on time worked during the vesting period, and,

ii.

five (5) years of continous service and providing at least six (6) months’ notice of retirement, all unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant.

For purposes of the STIP NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines.

3.

Mr. Lopez is entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination for cause or reemployment. Hydro One does not ascribe a value for benefits continuation.

4.

The payout multiplier for Messrs. Poweska and Fitzsimmons is 2x, and benefits will continue for 24 months. The payout multiplier for Messrs. Lopez, Lebeter and Harricks is 1.5x, and benefits will continue for 18 months.

90 Hydro One Limited | 2021 Management Information Circular

5.

Treatment only applies to termination by the company without cause or in the case of Messrs. Poweska, Lebeter and Harricks in the case of resignation for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment from Hydro One. For Messrs. Poweska, Lebeter, and, Harricks, “good reason” is defined as a material change in title, responsibilities, authority or “status”; a material change in base pay or a material change in STIP or LTIP target opportunity without the opportunity for alternative compensation.

6.	A ‘change in control’ will occur in the following circumstances:
a.	more than 50% of the outstanding voting securities of the company are acquired;
b.	all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly-owned subsidiary;
c.	an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
d.

individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death;

e.	pursuant to its rights in the governance agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the Chair of the board;
f.	a change is made to an Ontario law or regulation that:
i.

both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/ or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

g.	the board passes a resolution confirming that a change in control has occurred.
7.	If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause then, without any action by the plan administrator:
i.

If the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control, noted in footnote (6) above, the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii.

if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted in footnote (6) above, the Affected Awards shall vest and become realizable or payable as of the termination date, and for this purpose any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and each such Affected Award that is an option or share appreciation right shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

8.

If a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the company or its reputation, a pro rata portion of the participant’s awards will vest.

The table below shows the incremental amounts that would become payable to the company’s NEOs, if such events had occurred on December 31, 2020.

Name	Resignation $	Retirement $(1)	Termination Without Cause $(2)	Termination Without Cause after Change in Control (double trigger) $	Termination for Cause $
Mark Poweska	0	0	2,042,000	3,042,000	0
Chris Lopez	0	0	1,038,050	2,256,627	0
David Lebeter	0	0	1,080,000	1,480,000	0
Paul Harricks	0	0	1,146,667	1,896,667	0
Jason Fitzsimmons	0	0	1,056,210	1,685,210	0

Notes:

1.	Hydro One does not ascribe a value for benefits continuation.
2.

Severance payments are calculated based on annualized base salary and the target short-term incentive as of December 31, 2020. The payout multipliers for the NEOs are as follows: 2x for Messrs. Poweska and Fitzsimmons and 1.5x for Messrs. Lopez, Lebeter and Harricks. The company does not ascribe a value for benefits continuation.

Hydro One Limited | 2021 Management Information Circular 91

EXECUTIVE COMPENSATION

H.	Appendices:

i.	Securities Authorized for Issue Under Equity Compensation Plans

The following table provides a summary as of December 31, 2020, of the security-based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remain- ing available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by shareholders	N/A	N/A	N/A	N/A
Equity compensation plans not	Long-term Incentive Plan	147,120(1)	N/A	8,764,840(1)(2)
approved by shareholders(2)	Power Workers’ Union Share Grant Plan(4)	2,265,733(3)	N/A	0(3)
	Society of United Professionals Share Grant Plan(4)	889,072(3)	N/A	0(3)
Total		3,301,925	N/A	8,764,840

Notes:

1.	Includes 2018 PSUs which settled in February 2021 based on the approved 200% multiplier.
2.	As at December 31, 2020, 1,040,680 common shares (approximately 0.17% of the 597,611,787 issued and outstanding common shares as at December 31, 2020) have been issued under the LTIP.
3.

As at December 31, 2020, 1,393,372 common shares have been issued under the Power Workers’ Union Share Grant Plan (0.23% of the 597,611,787 issued and outstanding common shares as at December 31, 2020) and 2,265,733 common shares remain available for issuance (0.38% of the 597,611,787 issued and outstanding common shares as at December 31, 2020) after giving effect to certain forfeitures. 364,203 common shares have been issued under the Society of United Professionals Share Grant Plan to date and 889,072 common shares remain available for issuance (0.15% of the 597,611,787 issued and outstanding common shares as at December 31, 2020) after giving effect to certain forfeitures.

4.

The number of common shares to which the eligible employees represented by the Power Workers’ Union and the Society of United Professionals are entitled to under the Grant Plans is determined as a percentage of base salary and the price at which the Province agreed to sell the shares as reflected in the final prospectus of the IPO.

92 Hydro One Limited | 2021 Management Information Circular

ii.	Former Equity-settled Long-term Incentive Plan

This plan is applicable to the 2016, 2017 and 2018 LTIP grants. A summary of the key terms of the former LTIP are presented below:

Types of Awards

PSUs and RSUs.

Options. An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of:

•  Restricted shares. A restricted share award is an award of common shares subject to forfeiture restrictions.

•  DSUs. A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions.

•  SARs. A share appreciation right (SAR) is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

•  Other awards. Other awards are awards that are convertible into or otherwise based on the common shares.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non- employee directors on the board are not eligible.
Maximum No. of Shares Authorized

11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding shares as of December 31, 2020). As of December 31, 2020, there were 108,710 common shares subject to outstanding options (approximately 0.02% of the issued and outstanding shares), 38,410 common shares subject to outstanding RSUs and PSUs (approximately 0.01% of the issued and outstanding shares), and 8,617,720 common shares available for future awards (approximately 1.44% of the issued and outstanding shares).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One security-based compensation arrangements:

•  maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares.

•  maximum number of common shares issuable to insiders within any one-year period is 10% of the outstanding common shares.

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price on the TSX on the applicable date.

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EXECUTIVE COMPENSATION

Company Trading Blackout Periods

If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares, then the award shall expire ten business days after such restricted trading period expires.

Death & Disability

Unless otherwise determined by the HRC, a pro rata portion of the next instalment of the award due to vest shall immediately vest, based on the number of days elapsed since the last instalment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards continue to vest and are settled and exercised in accordance with their terms.

“Retirement” means:

(a) If the employee:

i.  is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the board and the employee complies with such conditions as the board of may require;

ii. is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii. achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the Participant;

iv.  has achieved such lesser age and/or service thresholds as the Plan Administrator may determine.

(b) the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;

(c) no cash severance payment or retirement allowance or equivalent is paid; and

(d) the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause(1)

If the employee has five (5) years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the Plan Administrator has resulted or could damage the company or its reputation, then, a prorated portion of the next instalment of any awards due to vest shall immediately vest with PSUs deemed to have met 100% of the specified performance targets. Options shall remain exercisable for 90 days from the termination date.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

94 Hydro One Limited | 2021 Management Information Circular

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause then, without any action by the Plan Administrator:

(i) if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii) if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(2)

The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a) more than 50% of the outstanding voting securities of the company are acquired;

(b) all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly-owned subsidiary;

(c) an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;

(d) individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board, excluding any individuals whose service ceased due to death during such two-year period;(3)

(e) pursuant to its rights in the governance agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the Chair of the board;(3)

(f) a change is made to an Ontario law or regulation that:

(i)   both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii)   imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(3) or

(g) the board passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

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EXECUTIVE COMPENSATION

Assignability

Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion

The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Clawback

The HRC may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the company or as otherwise required by law or applicable stock exchange listing standards.

Adjustments

The HRC may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Shareholder approval is required for any amendment that:

(a)   increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)   permits non-employee directors to receive awards;

(c)   reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital;

(d)   extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);

(e)   permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)   permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)   deletes or reduces the range of amendments which require shareholder approval.

Notes:

1.	Represents a change to the LTIP which was approved by the board on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.
2.

As noted above in the Termination and Change in Control Provisions table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

3.	Represents a change to the LTIP which was approved by the board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.

The above description of the former equity-settled LTIP is summary in nature and is qualified in its entirety by the text of the LTIP.

96 Hydro One Limited | 2021 Management Information Circular

iii. Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals

A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers’ Union Share Grant Plan	Society of United Professionals Share Grant Plan
Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018
Eligibility	Employees represented by the Power Workers Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015
Maximum No. of Shares Authorized	3,981,763 common shares (0.67% of the outstanding common shares)	1,434,686 common shares (0.24% of the outstanding common shares)
Schedule for Delivery of Shares

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•     April 1, 2028;

•     the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•     the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•     April 1, 2029;

•     the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•     the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Termination of employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015
Assignability	Right to receive common shares is non-assignable	Right to receive common shares is non-assignable
Amendment

Board may amend the plan at any time subject to the consent of the Power Workers’ Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

a)     increases the number of common shares reserved for issuance under the plan,

b)     permits non-employee directors to participate,

c)     allows equity-based awards other than grants of common shares to be made under the plan, or

d)     amends the amendment provisions other than to add additional matters requiring shareholder approval.

Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

a)     increases the number of common shares reserved for issuance under the plan,

b)     permits non-employee directors to participate,

c)     allows equity-based awards other than grants of common shares to be made under the plan, or

d)     amends the amendment provisions other than to add additional matters requiring shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety by the text of each share grant plan.

Hydro One Limited | 2021 Management Information Circular 97

OTHER INFORMATION

Other Information

Directors’ and Officers’ Liability Insurance

Hydro One carries the following types of directors’ and officers’ liability insurance: (i) traditional directors’ and officers’ insurance (the traditional policy) which has a total policy limit of $200 million in the aggregate, including defence costs; and (ii) public offering of securities directors’ and officers’ liability insurance (the public offering of securities policy) which has a total policy limit of $200 million in the aggregate, including defence costs. Under these policies, Hydro One and its subsidiaries are reimbursed for payments made under indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions and exclusions of the policies. Each policy has a $250,000 deductible for indemnifiable claims. The 2020 premium costs for these policies, exclusive of taxes, are as follows: (i) approximately $736,537 for the traditional policy; and (ii) approximately $133,063 (annualized portion of the total premium cost over the life of the policy) for the public offering of securities policy.

Indebtedness of Directors, Officers and Employees

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One’s common shares, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company’s most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.

In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the governance agreement with the Province; and (ii) a registration rights agreement (the registration rights agreement) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the July 11 letter agreement with the Province as described on page 29 of this circular.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

98 Hydro One Limited | 2021 Management Information Circular

Shareholder Proposals and Nominations

A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the Business Corporations Act (Ontario) and the company’s by-laws. Any proposal to be considered at the 2022 annual meeting of the company must be received by the corporate secretary of Hydro One by no later than March 28, 2022.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company’s by-laws. The notice must be made not less than 30 days (40 days where notice and access is to be used) prior to the date of the annual meeting of shareholders to which the nomination relates. See the company’s by-laws for complete details on the procedures to be followed. The company’s by-laws are available under Hydro One’s profile on SEDAR at www.sedar.com.

Other Business

Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice accompanying this circular.

Additional Information

Additional information relating to Hydro One is available under Hydro One’s profile on SEDAR at www.sedar.com and on our website at www.HydroOne.com. For additional details concerning the governance agreement, the registration rights agreement and the July 11 letter agreement, please refer to Hydro One’s annual information form which is available under Hydro One’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management’s discussion and analysis of Hydro One for 2020. Shareholders may request copies of Hydro One’s financial statements and management’s discussion and analysis by sending a request in one of the following ways.

Mail

483 Bay Street

c/o Corporate Secretary of Hydro One Limited

8th Floor, South Tower

Toronto, Ontario

M5G 2P5

Email

investor.relations@HydroOne.com

Copies are also available under Hydro One’s profile on SEDAR at www.sedar.com.

Hydro One Limited | 2021 Management Information Circular 99

SCHEDULE “A”

Schedule “A” Hydro One Limited Mandate for the Board of Directors

The board of directors (the “Board”) of Hydro One Limited (including its subsidiaries, the “Company”), elected by the shareholders of the Company, is responsible for overseeing the business and affairs of the Company, including its strategy. The Board discharges its responsibilities with a view to the best interests of the Company, which includes preserving and enhancing its underlying value having regard to the interests of its stakeholders.

Purpose

The Board discharges its oversight and supervisory responsibilities directly and through its Audit Committee, Governance & Regulatory Committee, Human Resources Committee and Sustainability, Indigenous Peoples, Safety & Operations Committee and by delegating the day-to-day management of the Company to the Chief Executive Officer and senior management.

The primary roles and responsibilities of the Board include overseeing:

(a)	the Company’s brand, reputation and culture of integrity;

(b)	the strategy, operating model, and organizational structure of the Company;

(c)	the Company’s capital and financial structure and performance;

(d)	the Company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the Company;

(e)	the appointment and succession of the Company’s CEO;

(f)	the Company’s relationships and engagement with its key stakeholders;

(g)	material regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the Company; and

(h)	the identification, assessment and management of the Company’s principal risks.

Responsibilities

The principal responsibilities of the Board are set out below.

Culture & Reputation

1.	Promoting a culture of integrity, ethical leadership, diversity, inclusion, health safety and sustainability within the Company and its leadership.

2.	Assessing the adequacy and effectiveness of management’s programs, policies and procedures to preserve and enhance the Company’s culture, brand and reputation.

3.

Satisfying itself as to the integrity of the Chief Executive Officer and other direct reports and other key employees of the Company and its subsidiaries as the Committee or Board may determine (collectively, the “Designated Employees”), and their commitment to the cultural and ethical objectives of the Company.

4.	Receiving reports from the CEO on a regular basis with respect to the Company’s culture.

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Strategic Planning & Major Projects

5.	Overseeing and approving the strategy, mission and vision of the Company.

6.	Overseeing and approving the Company’s annual budget, business plan and Asset Investment Plan.

7.

Adopting processes for monitoring the Company’s performance and progress toward its strategic and operational priorities, objectives and goals and the adequacy and effectiveness of management’s policies, programs and processes.

8.	Receiving reports from the CEO on a regular basis with respect to the Company’s strategy.

9.	Receiving reports from management on long-term planning and discussions associated with significant or strategic operational activities and major projects or investments.

Financial Performance, Structure & Material Investments

10.	Overseeing and approving the capital and financial structure of the Company, including its liquidity and capital resources.

11.	Approving the external auditors to be engaged by the Company to be proposed for shareholder approval.

12.	Approving the declaration and payment of dividends.

13.

Approving (i) new capital or Operations, Maintenance and Administration project expenditures (and, if and as required, cumulative variances relating thereto) requiring the approval of the Board under the Company’s Delegation and Exercise of Authority Policy and Expenditure Authority Register (the “EAR”) and (ii) other strategic and/or long-term investments, projects or capital allocation programs or activities of the Company.

14.	Delegating to senior management the authority for expenditures and transactions, subject to specified limits under the EAR, beyond which Board approval is required.

15.

Overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other securityholders and regulators on a timely and regular basis, including reviewing and approving the Company’s financial statements, management’s discussion and analysis and earnings releases.

16.

Overseeing the adequacy and effectiveness of the Company’s internal controls and disclosure controls and procedures, including to ensure compliance with applicable laws and the Company’s policies and procedures.

Corporate Governance

17.

Overseeing and approving the Company’s overall approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario (the “Governance Agreement”), including the terms of the Board and Committee Mandates, the Company’s Corporate Governance Guidelines and other corporate governance policies and standards, and having regard to governance best practices.

18.	Overseeing structures and procedures to enable the Board to exercise objective and independent judgment and oversight of the management of the Company’s business and affairs.

19.	Overseeing succession-planning for the Board, orientation and ongoing educational opportunities for directors and the annual assessments of the effectiveness of the directors and the Board as a whole.

20.	Overseeing the succession plans for the Chief Executive Officer and associated contingency preparedness.

21.

Delegating to Board Committees oversight of specific matters (except for the authority of the Governance & Regulatory Committee over the management and oversight of the director nomination process in accordance with the Governance Agreement), and appointing, where appropriate, ad hoc committees to assist the Board in discharging its responsibilities.

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Regulatory Affairs & Public Policy

22.

Overseeing material public policy initiatives and regulatory matters relevant to the Company’s strategies, business and operations, including the Company’s relationships with electricity and utility regulators.

23.

Overseeing and approving management’s proposed strategies and plans relating to significant transmission, distribution or combined rate filings or applications and other material regulatory matters requiring approval by electricity and utilities regulators, agencies or authorities.

Stakeholder Relationships

24.	Overseeing and receiving reports from management on the Company’s investor relations activities and investor feedback.

25.

Overseeing and approving the Company’s Indigenous Peoples strategy and engagement framework, including with respect to the Company’s partnerships and other significant relationships and engagement with Indigenous Peoples and the adequacy and effectiveness of management’s policies, programs and procedures to enhance long-term relationships of trust and mutual respect with Indigenous Peoples.

26.

Overseeing the Company’s engagement and communications strategies and policies relating to the Company’s customers and other key stakeholders, including shareholders, Indigenous Peoples, employees, financial analysts, governmental and regulatory authorities, the media and the communities in which the Company operates, as well as processes to ensure the timely, accurate and complete disclosure of material developments impacting the Company.

27.	Receiving reports on the activities of the Company’s independent Ombudsman.

Sustainability, Environment, Health & Safety

28.

Overseeing, reviewing and, where applicable, approving the Company’s strategies and approach relating to sustainability matters including environmental, social, governance, climate change, and health and safety matters.

29.	Reviewing and approving the Company’s annual sustainability report.

Management & Human Resources

30.	Overseeing the Company’s human resources strategy and plans, including diversity and inclusion policies and practices.

31.	Overseeing and approving the appointment and succession of the Chief Executive Officer and his or her performance and compensation.

32.	Overseeing, in coordination with the Chief Executive Officer, the process and plans for the appointment, succession and compensation of all other senior management and their performance.

Risk Management

33.

Overseeing and approving the Company’s Enterprise Risk Management framework and programs for identifying, assessing and managing the Company’s principal risks with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the Company.

34.

Overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the Company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.

35.	Overseeing the Company’s material cyber security, physical security, data privacy and information technology infrastructure, policies and programs.

Policies

36.	The Board is responsible for reviewing and approving the policies listed on Appendix “A”.

Approved by the Board on September 17, 2020

102 Hydro One Limited | 2021 Management Information Circular

Policies

1.	Code of Business Conduct;
2.	Whistleblower Policy;
3.	Director Conflict of Interest Policy;
4.	Board-Shareholder Engagement Policy;
5.	Stakeholder Engagement Policy;
6.	Director Compensation, Travel and Expense Policy;
7.	D&O Insurance Policy;
8.	Insider Trading Policy;
9.	Skills Matrix;
10.	Board Diversity Policy;
11.	Majority Voting Policy;
12.	Corporate Disclosure Policy;
13.	Corporate Governance Guidelines;
14.	Mandate of the Ombudsman;
15.	Mandates of the Board and Board Committees;
16.	Position Descriptions for the CEO, the Chair, the Directors and the Committee Chairs;
17.	Environment Policy;
18.	Health & Safety Policy;
19.	Public Safety Policy;
20.	Indigenous Relations Policy;
21.	Audit & Non-Audit Services Pre-Approval Policy;
22.	Policy for Hiring Employees/Former Employees of the External Auditor;
23.	Fraud Risk Assessment Management Program;
24.	Anti-Bribery and Anti-Corruption Policy;
25.	Compensation Recoupment Policy;
26.	Executive Share Ownership Guidelines and Anti-Hedging Policy;
27.	Cash Settled Long-Term Incentive Plan;
28.	Defined Contribution Pension Plan;
29.	Employee Share Purchase Plan;
30.	Long Term Incentive Plan;
31.	Management Deferred Share Unit Plan;
32.	Non-Employee Director Deferred Share Unit Plan; and
33.	Non-Registered Savings Plan.

Hydro One Limited | 2021 Management Information Circular 103

HOW TO CONTACT US

How to Contact Us

Investors	Hydro One Investor Relations 483 Bay Street, South Tower, 7th Floor Toronto, Ontario, Canada M5G 2P5 Email: investor.relations@HydroOne.com	Find the information you need online
Customers	Hydro One Networks Inc. P.O. Box 5700, Markham, Ontario, Canada L3R 1C8 Billing and Service Inquiries: Tel: 1-888-664-9376 Report an Emergency (24 hours): Tel: 1-800-434-1235	Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/ Investor-Relations.

Shareholders looking for information on voting or technical support for the virtual shareholder meeting

Broadridge Financial Solutions Inc.

How to Vote:

By phone (English/French): 1-877-907-7643

(toll-free within North America)

or 1-303-562-9305 (English)/

1-303-562-9306 (French)

(outside of North America)

By email: noticeandaccess@broadridge.com
(outside of North America)

Online: www.proxyvote.com

(enter the control number located

on the voting instruction form).

URL for the virtual shareholder meeting:

www. virtualshareholdermeeting.com/Hydro12021

Technical support line: 1-844-986-0822

or 303-562-9302 (International)

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www. HydroOne.com).

If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/ or our annual financial statements and related MD&A in 2020, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Shareholders changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings

Computershare Trust Company of Canada

100 University Avenue, 8th floor

Toronto, Ontario, Canada M5J 2Y1

Tel: 1-800-564-6253 or 514-982-7555

Fax: 1-888-453-0330 or 416-263-9394

Email: service@computershare.com

Independent directors	Chair of the Board c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com
Executive compensation matters	Chair of the Human Resources Committee c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com

104 Hydro One Limited | 2021 Management Information Circular